Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 16, 2010
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements that describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement a new enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2009 and the unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2010, as publicly filed on SEDAR at www.sedar.com.
As of January 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the following disclosures, and associated unaudited interim condensed consolidated financial statements, are presented in accordance with IFRS. The comparative periods for fiscal 2009 have been restated in accordance with IFRS. See “Adoption of IFRS” under “Changes in Accounting Policies” for further information regarding the Company’s adoption of IFRS.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, the Company primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is Gerdau S.A.
On June 29, 2010 the Company entered into an Arrangement Agreement with Gerdau S.A. and an affiliate of Gerdau S.A. pursuant to which Gerdau would acquire all of the shares of common stock of the Company that it does not already own at a price of $11.00 per share. The acquisition is subject to customary closing conditions, including the approval of the Company’s shareholders.

OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of mini-mills in the United States and Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (“rebar”), merchant bars (“merchant”), structural shapes, beams, special sections and coiled wire rod (“rod”). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing.
RESULTS OF OPERATIONS
The unaudited interim Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and six months ended June 30, 2010 and 2009 have been prepared in accordance with IFRS.
Three months ended June 30, 2010, compared to the three months ended June 30, 2009
The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2010 and 2009.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2010	Sales	2009	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	247,805		266,169
Merchant/Special Sections/Structurals	883,192		652,549
Rod	117,093		123,501
Fabricated Steel	290,184		298,758

Total	1,538,274		1,340,977

Net sales	$1,327,473	100.0%	$1,035,964	100.0%		$291,509
Cost of sales	(1,188,836)	-89.6%	(966,272)	-93.3%	3.7%	(222,564)

Gross Profit	138,637	10.4%	69,692	6.7%	3.7%	68,945

Operating expenses
Selling, general and administrative expenses	82,816	6.2%	68,901	6.6%	-0.4%	13,915
Facility closure costs	—	0.0%	43,379	4.2%	-4.2%	(43,379)
Other operating (income) expense, net	(862)	-0.1%	(1,209)	-0.1%	0.0%	347

	81,954	6.1%	111,071	10.7%	-4.6%	(29,117)

Income (Loss) from operations	56,683	4.3%	(41,379)	-4.0%	8.3%	98,062

Income (Loss) from 50% owned joint ventures	18,086	1.3%	(5,256)	-0.5%	1.8%	23,342

Income (Loss) before finance costs, net and income taxes	74,769	5.6%	(46,635)	-4.5%	10.1%	121,404

Finance costs, net
Interest income	(426)	0.0%	(1,762)	-0.2%	0.2%	1,336
Interest expense — non-affiliated	23,249	1.8%	38,582	3.8%	-2.0%	(15,333)
Interest expense — affiliated	12,180	0.9%	—	0.0%	0.9%	12,180
Gain on redeemable noncontrolling interest	(5,014)	-0.4%	(6,062)	-0.6%	0.2%	1,048
Foreign exchange (gain) loss, net	(4,745)	-0.4%	14,488	1.4%	-1.8%	(19,233)

	25,244	1.9%	45,246	4.4%	-2.5%	(20,002)

Income (Loss) before income taxes	49,525	3.7%	(91,881)	-8.9%	12.6%	141,406

Income tax expense (benefit)	3,734	0.3%	(40,274)	-3.9%	4.2%	44,008

Net Income (Loss)	$45,791	3.4%	$(51,607)	-5.0%	8.4%	$97,398

Net Income (Loss) Attributable To:
Equity holders of the Company	$46,743	3.5%	$(52,404)	-5.1%	8.6%	$99,147
Noncontrolling interest	(952)	-0.1%	797	0.1%	-0.2%	(1,749)

	$45,791	3.4%	$(51,607)	-5.0%	8.4%	$97,398

Earnings per share attributable to equity holders of the Company
Basic earnings (loss) per share	$0.11		$(0.12)
Diluted earnings (loss) per share	$0.11		$(0.12)

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-IFRS financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing shipment revenue by steel shipments (tons) as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2010	2009	(Decrease)	(Decrease)

Mill external shipment revenue	$874,911	$637,838
Fabricated steel shipment revenue	235,629	281,131
Other products shipment revenue *	149,445	76,287
Freight	67,488	40,708

Net Sales	$1,327,473	$1,035,964

Mill external shipments (tons)	1,248,090	1,042,219
Fabricated steel shipments (tons)	290,184	298,758

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$701	$612	$89	14.5%
Fabricated steel shipments	812	941	(129)	-13.7%

Scrap Charged	292	172	120	69.8%

Metal Spread (selling price less scrap)
Mill external steel shipments	409	440	(31)	-7.0%
Fabricated steel shipments	520	769	(249)	-32.4%

Mill Manufacturing Cost ($ / ton)	275	308	(33)	-10.7%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended June 30, 2010 increased 30.0% to $1.3 billion from $1.0 billion for the three months ended June 30, 2009 primarily due to increased shipments and selling prices. Finished tons shipped for the three months ended June 30, 2010 were 1.5 million tons, an increase of 0.2 million tons, or 14.7%, compared to the three months ended June 30, 2009. Weighted average mill selling price was $701 per ton for the three months ended June 30, 2010, an increase of approximately $89 per ton or 14.5% from the weighted average mill selling prices for the three months ended June 30, 2009.
Cost of sales: As a percentage of sales, cost of sales was 89.6% for the three months ended June 30, 2010 as compared to 93.3% for the three months ended June 30, 2009. Cost of sales, in total, increased as a result of the 14.7% increase in the volume of finished goods shipped to outside customers. As a percentage of sales, cost of sales decreased primarily as the result of lower manufacturing costs. Mill manufacturing costs were approximately 10.7% or $33 per ton lower in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 primarily as a result of significant cost containment initiatives undertaken in 2009. Production levels during the three months ended June 30, 2010 increased 36.8% from the three months ended June 30, 2009. Offsetting the decrease in manufacturing costs was the increase in scrap raw material cost used in production during the three months ended June 30, 2010 to $292 per ton from $172 per ton for the three months ended June 30, 2009. Additionally, during the three months ended June 30, 2009, the Company incurred a $14.6 million charge to write down certain of its inventory to its net realizable value.
Selling, general and administrative: Selling, general and administrative expenses, in total, increased $13.9 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009. However, as a percentage of sales, selling, general and administrative expenses decreased from 6.6% in 2009 to 6.2% in 2010 as a result of the increase in shipment volume of the Company’s products. The Company’s cost containment initiatives discussed above were also key drivers in helping the Company reduce its selling, general and administrative expenses as a percentage of revenue. Selling, general and administrative expenses included a non-cash stock compensation charge of $9.3 million and $8.0 million for the three months ended June 30, 2010 and 2009, respectively.

Facility closure costs: During June 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its intent to close or idle certain facilities (the “Plan”). The Company recorded a $43.3 million pre-tax charge for the three months ended June 30, 2009 related to the Plan. The pre-tax charge consisted primarily of charges related to the write-down of property, plant and equipment and certain equipment spares maintained in inventory. The remaining charges consisted of employee severance costs for the affected employees and other facility closure expenses.
Income (Loss) from operations: As a percentage of sales, income from operations for the three months ended June 30, 2010 was 4.3% compared to a loss from operations of 4.0% for the three months ended June 30, 2009. The factors driving this increase are described above.
Income (Loss) from 50% owned joint ventures: Income from the Company’s 50% owned joint ventures was $18.1 million for the three months ended June 30, 2010 compared to a loss of $5.3 million for the three months ended June 30, 2009. This improvement in results was primarily attributable to Gallatin experiencing greater demand for its products which also resulted in increased production and lower manufacturing costs. Gallatin also experienced an increase in its average net selling price during the three months ended June 30, 2010 compared to the three months ended June 30, 2009.
Interest expense — non-affiliated and affiliated, and interest income: Interest expense non-affiliated and affiliated, decreased $3.2 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009. The decrease in total interest expense was primarily due to a reduction in the average debt outstanding during the three months ended June 30, 2010 as well as a decrease in the floating interest rate of the Company’s Term Loan Facility. Partially offsetting the decrease in interest expense was a $1.3 million reduction in interest income primarily due to a reduction in the Company’s average outstanding investments during the 2010 period along with lower yields earned by the Company.
Foreign exchange gain (loss): Foreign exchange gain for the three months ended June 30, 2010 was $4.7 million compared to a foreign exchange loss of $14.5 million for the three months ended June 30, 2009. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. The foreign exchange gain during the three months ended June 30, 2010 is primarily attributable to the strengthening of the U.S. dollar in comparison to the Canadian dollar.
Income taxes: The Company’s effective income tax rate was approximately 7.5% and (43.8)%, respectively, for the three months ended June 30, 2010 and June 30, 2009. The Company’s low 2010 tax rate and 2009 high recovery rate are reflective of the impact of the Company’s relatively fixed amount of tax exempt income. During the three months ended June 30, 2009, there was no material change to the Company’s recorded deferred tax assets.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $1.2 billion for the three months ended June 30, 2010, compared to $858.4 million for the three months ended June 30, 2009. Mini-mill segment sales include sales to the downstream segment of $161.1 million and $128.4 million for the three months ended June 30, 2010 and 2009, respectively. Mini-mill segment income from operations for the three months ended June 30, 2010 was $83.4 million compared to loss from operations of $51.5 million for the three months ended June 30, 2009. The increase in mini-mill segment income from operations for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 was primarily the result of increased external shipments along with significant cost savings initiatives implemented during 2009.
Downstream segment sales were $255.2 million for the three months ended June 30, 2010 compared to $306.0 million for the three months ended June 30, 2009. Downstream segment loss from operations was $11.6 million for the three months ended June 30, 2010 compared to income from operations of $18.4 million for the three months ended June 30, 2009, a decrease of $30.0 million, or 163.0%, which was primarily attributable to a decrease of $129 per ton in the weighted average net selling price of fabricated steel along with a 2.9% decrease in the shipment volume. Due to the contract nature of the downstream segment it tends to have a backlog of work to be completed over a period of up to 24 months. As a result, the economic downturn did not impact the level of downstream shipments until the second half of 2009.

Non-IFRS Financial Measures
EBITDA: EBITDA is calculated by adding income (loss) before interest and other expense on debt, taxes, depreciation, amortization of intangibles, gain on redeemable noncontrolling interest; facility closure costs; and foreign exchange (gain) loss, net and deducting interest income. Management believes EBITDA, a non-IFRS measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. During the three months ended June 30, 2010, the Company changed its calculation of EBITDA to the equity method, which includes net earnings from 50% owned joint ventures and excludes cash distributions from 50% owned joint ventures. EBITDA should not be construed as an alternative to net income determined in accordance with IFRS as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended June 30, 2010 and 2009 is shown below:

	For the Three Months Ended
(US$ in thousands)	June 30, 2010	June 30, 2009 (1)

Net income (loss)	$45,791	$(51,607)
Income tax expense (benefit)	3,734	(40,274)
Interest expense — non-affiliated	23,249	38,582
Interest expense — affiliated	12,180	—
Interest income	(426)	(1,762)
Gain on redeemable noncontrolling interest	(5,014)	(6,062)
Depreciation	46,702	52,764
Amortization of intangibles	14,900	16,490
Facility closure costs	—	43,379
Foreign exchange (gain) loss, net	(4,745)	14,488

EBITDA	$136,371	$65,998

(1)	The Company has revised the EBITDA previously reported in its June 30, 2009 quarterly filing for the effects of the Company’s change in methodology used to calculate EBITDA as well as the effect on EBITDA of the adoption of IFRS. See the Company’s Reconciliation of EBITDA for the three months ended June 30, 2009 under “Change in Accounting Policies”.

Six months ended June 30, 2010, compared to the six months ended June 30, 2009
The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2010 and 2009.
(US$ in thousands)

	Six Months Ended		Six Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2010	Sales	2009	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	512,957		458,669
Merchant/Special Sections/Structurals	1,758,287		1,254,435
Rod	226,231		240,668
Fabricated Steel	527,070		572,467

Total	3,024,545		2,526,239

Net sales	$2,465,198	100.0%	$2,073,663	100.0%		$391,535
Cost of sales	(2,220,664)	-90.1%	(1,956,051)	-94.3%	4.2%	(264,613)

Gross Profit	244,534	9.9%	117,612	5.7%	4.2%	126,922

Operating expenses
Selling, general and administrative expenses	143,243	5.8%	131,310	6.3%	-0.5%	11,933
Facility closure costs	—	0.0%	43,379	2.1%	-2.1%	(43,379)
Other operating (income) expense, net	(3,002)	-0.1%	1,189	0.1%	-0.2%	(4,191)

	140,241	5.7%	175,878	8.5%	-2.8%	(35,637)

Income (Loss) from operations	104,293	4.2%	(58,266)	-2.8%	7.0%	162,559

Income (Loss) from 50% owned joint ventures	25,762	1.0%	(15,500)	-0.7%	1.7%	41,262

Income (Loss) before finance costs, net and income taxes	130,055	5.2%	(73,766)	-3.5%	8.7%	203,821

Finance costs, net
Interest income	(842)	0.0%	(3,163)	-0.1%	0.1%	2,321
Interest expense — non-affiliated	46,626	1.8%	80,538	3.9%	-2.1%	(33,912)
Interest expense — affiliated	24,360	1.0%	—	0.0%	1.0%	24,360
Gain on redeemable noncontrolling interest	(4,560)	-0.2%	(5,487)	-0.3%	0.1%	927
Foreign exchange (gain) loss, net	(2,996)	-0.1%	11,755	0.6%	-0.7%	(14,751)
Realized gain on investments	(2,528)	-0.1%	—	0.0%	-0.1%	(2,528)

	60,060	2.4%	83,643	4.1%	-1.7%	(23,583)

Income (Loss) before income taxes	69,995	2.8%	(157,409)	-7.6%	10.4%	227,404

Income tax expense (benefit)	26	0.0%	(72,350)	-3.5%	3.5%	72,376

Net Income (Loss)	$69,969	2.8%	$(85,059)	-4.1%	6.9%	$155,028

Net Income (Loss) Attributable To:
Equity holders of the Company	$71,944	2.9%	$(83,884)	-4.0%	6.9%	$155,828
Noncontrolling interest	(1,975)	-0.1%	(1,175)	-0.1%	0.0%	(800)

	$69,969	2.8%	$(85,059)	-4.1%	6.9%	$155,028

Earnings per share attributable to equity holders of the Company
Basic earnings (loss) per share	$0.17		$(0.19)
Diluted earnings (loss) per share	$0.17		$(0.19)

(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Six Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2010	2009	(Decrease)	(Decrease)

Mill external shipment revenue	$1,678,303	$1,301,212
Fabricated steel shipment revenue	421,129	579,909
Other products shipment revenue *	244,610	118,003
Freight	121,156	74,539

Net Sales	$2,465,198	$2,073,663

Mill external shipments (tons)	2,497,475	1,953,772
Fabricated steel shipments (tons)	527,070	572,467

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$672	$666	$6	0.9%
Fabricated steel shipments	799	1,013	(214)	-21.1%

Scrap Charged	280	185	95	51.4%

Metal Spread (selling price less scrap)
Mill external steel shipments	392	481	(89)	-18.5%
Fabricated steel shipments	519	828	(309)	-37.3%

Mill Manufacturing Cost ($ / ton)	275	333	(58)	-17.4%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the six months ended June 30, 2010 increased 19.0% to $2.5 billion from $2.1 billion for the six months ended June 30, 2009 primarily due to increased shipments. Finished tons shipped for the six months ended June 30, 2010 were 3.0 million tons, an increase of 0.5 million tons, or 19.7%, compared to the six months ended June 30, 2009. Weighted average mill selling price was $672 per ton for the six months ended June 30, 2010, a slight increase of approximately $6 per ton or 0.9% from the weighted average mill selling prices for the six months ended June 30, 2009.
Cost of sales: As a percentage of sales, cost of sales was 90.1% for the six months ended June 30, 2010 as compared to 94.3% for the six months ended June 30, 2009. Cost of sales, in total, increased as a result of the 19.7% increase in the volume of finished goods shipped to outside customers. As a percentage of sales, cost of sales decreased primarily as the result of lower manufacturing costs. Mill manufacturing costs were approximately 17.4% or $58 per ton lower in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily as a result of significant cost containment initiatives undertaken in 2009. Production levels during the six months ended June 30, 2010 increased 33.5% from the six months ended June 30, 2009. Partially offsetting the decrease in manufacturing costs was the increase in scrap raw material cost used in production during the six months ended June 30, 2010 to $280 per ton from $185 per ton for the six months ended June 30, 2009. Additionally, during the six months ended June 30, 2009, the Company incurred a $33.0 million charge to write down certain of its inventory to its net realizable value.
Selling, general and administrative: Selling, general and administrative expenses, in total, increased $11.9 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. As a percentage of sales, selling, general and administrative expenses decreased from 6.3% in 2009 to 5.8% in 2010 as a result of the increase in shipment volume of the Company’s products along with the Company’s cost containment initiatives discussed above. Selling, general and administrative expenses included a non-cash stock compensation charge of $10.2 million and $6.1 million for the six months ended June 30, 2010 and 2009, respectively.
Facility closure costs: The Company recorded a $43.3 million pre-tax charge for the six months ended June 30, 2009 related to the Company’s plan to stop production at certain facilities. The pre-tax charge consisted primarily of charges related to the write-down of property, plant and equipment and certain equipment spares maintained in inventory. The remaining charges consisted of employee severance costs for the affected employees and other facility closure expenses.
Income (Loss) from operations: As a percentage of sales, income from operations for the six months ended June 30, 2010 was 4.2% compared to a loss from operations of 2.8% for the six months ended June 30, 2009. The factors driving this increase are described above.

Income (Loss) from 50% owned joint ventures: Income from the Company’s 50% owned joint ventures was $25.8 million for the six months ended June 30, 2010 compared to a loss of $15.5 million for the six months ended June 30, 2009. This improvement in results was primarily attributable to Gallatin experiencing greater demand for its products which also resulted in increased production and lower manufacturing costs. Gallatin also experienced an increase in its average net selling price during the six months ended June 30, 2010 compared to the six months ended June 30, 2009.
Interest expense — non-affiliated and affiliated, and interest income: Interest expense non-affiliated and affiliated, decreased $9.6 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. The decrease in total interest expense was primarily due to a reduction in the average debt outstanding during the six months ended June 30, 2010 as well as a decrease in the floating interest rate of the Company’s Term Loan Facility. Partially offsetting the decrease in interest expense was a $2.3 million reduction in interest income primarily due to a reduction in the Company’s average outstanding investments during the 2010 period along with lower yields earned by the Company.
Foreign exchange (gain) loss: Foreign exchange gain for the six months ended June 30, 2010 was $3.0 million compared to a foreign exchange loss of $11.8 million for the six months ended June 30, 2009. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. The foreign exchange gain during the six months ended June 30, 2010 is primarily attributable to the strengthening of the U.S. dollar in comparison to the Canadian dollar.
Realized gain on investments: During the six months ended June 30, 2010, the Company sold certain of its auction rate securities with a cost basis of $2.5 million and recognized gains on sales of these investments of $2.5 million.
Income taxes: The Company’s effective income tax rate was negligible for the six months ended June 30, 2010. For the six months ended June 30, 2009, the Company’s effective income tax rate was (46.0)%. The Company’s low 2010 tax rate and 2009 high recovery rate are reflective of the impact of the Company’s relatively fixed amount of tax exempt income. During the six months ended June 30, 2009, the Company recorded an expense reversal of $1.5 million to increase its deferred tax assets to their probable amount of utilization.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $2.3 billion for the six months ended June 30, 2010, compared to $1.7 billion for the six months ended June 30, 2009. Mini-mill segment sales include sales to the downstream segment of $294.3 million and $259.0 million for the six months ended June 30, 2010 and 2009, respectively. Mini-mill segment income from operations for the six months ended June 30, 2010 was $141.7 million compared to loss from operations of $103.4 million for the six months ended June 30, 2009. The increase in mini-mill segment income from operations for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 was primarily the result of the increased external shipments along with significant cost savings initiatives implemented during 2009.
Downstream segment sales were $453.2 million for the six months ended June 30, 2010 compared to $622.8 million for the six months ended June 30, 2009. Downstream segment loss from operations was $19.8 million for the six months ended June 30, 2010 compared to income from operations of $42.5 million for the six months ended June 30, 2009, a decrease of $62.3 million, or 146.6%, which was primarily attributable to a decrease of $214 per ton in the weighted average net selling price of fabricated steel along with a 7.9% decrease in the shipment volume. Due to the contract nature of this segment it tends to have a backlog of work to be completed over a period of up to 24 months. As a result, the economic downturn did not adversely impact the level of downstream shipments until the second half of 2009.

Non-IFRS Financial Measures
EBITDA: EBITDA is calculated by adding income (loss) before interest and other expense on debt, taxes, depreciation, amortization of intangibles, gain on redeemable noncontrolling interest; facility closure costs; realized gain on investments; and foreign exchange (gain) loss, net and deducting interest income. Management believes EBITDA, a non-IFRS measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. During the three months ended June 30, 2010, the Company changed its calculation of EBITDA to the equity method, which includes net earnings from 50% owned joint ventures and excludes cash distributions from 50% owned joint ventures. EBITDA should not be construed as an alternative to net income determined in accordance with IFRS as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the six months ended June 30, 2010 and 2009 is shown below:

	For the Six Months Ended
(US$ in thousands)	June 30, 2010	June 30, 2009 (1)

Net income (loss)	$69,969	$(85,059)
Income tax expense (benefit)	26	(72,350)
Interest expense — non-affiliated	46,626	80,538
Interest expense — affiliated	24,360	—
Interest income	(842)	(3,163)
Gain on redeemable noncontrolling interest	(4,560)	(5,487)
Depreciation	93,437	105,093
Amortization of intangibles	29,558	33,098
Facility closure costs	—	43,379
Foreign exchange (gain) loss, net	(2,996)	11,755
Realized gain on investments	(2,528)	—

EBITDA	$253,050	$107,804

(1)	The Company has revised the EBITDA previously reported in its June 30, 2009 quarterly filing for the effects of the Company’s change in methodology used to calculate EBITDA as well as the effect on EBITDA of the adoption of IFRS. See the Company’s Reconciliation of EBITDA for the six months ended June 30, 2009 under “Change in Accounting Policies”.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s operations require substantial cash for working capital, capital expenditures, debt service, pensions and dividends. The Company has met its liquidity requirements primarily with cash provided by operations, issuances of common stock and long-term borrowings.
As of June 30, 2010, the Company had $540.3 million of cash and short-term investments and approximately $498.4 million available under the Senior Secured Credit Facility (see Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position over $1.0 billion. During the remainder of 2010, the Company anticipates being able to meet its investing and financing requirements.
Cash Flows
Operating activities: Net cash used in operations for the six months ended June 30, 2010 was $92.9 million compared to $516.5 million of cash provided by operations for the six months ended June 30, 2009. The Company generated significantly more cash from operations in 2009 as compared to 2010 due to the significant decrease in working capital required to operate in 2009 as a result of the economic downturn. The Company’s investment in working capital increased during the six months ended June 30, 2010 to support increased scrap costs along with increased shipment and production levels.
Investing activities: Net cash used in investing activities was $187.1 million for the six months ended June 30, 2010 compared to $109.4 million in the six months ended June 30, 2009. For the six months ended June 30, 2010, net short-term investment activity was an outflow of $169.7 million as compared to a new outflow of $51.7 million for the same period of 2009. This net investment in additional short-term investments is generally due to timing of the Company’s cash management initiatives related to investing cash in higher-yielding investments. For the six months ended June 30, 2010 cash paid for capital expenditures totalled $18.8 million as compared to $59.1 million for the same period in 2009.
Financing activities: Net cash used by financing activities was $6.8 million in the six months ended June 30, 2010 compared to $28.1 million in the six months ended June 30, 2009. This decrease in cash used during the first six months of 2010 as compared to the same period of 2009 is due primarily to the payment of $8.6 million of dividends and $13.9 million of financing costs in 2009 as compared to no dividends and only $1.7 million in financing costs in 2010.

Outstanding Shares
As of July 31, 2010, the Company had 433,748,802 common shares outstanding.
Credit Facilities and Indebtedness
The following is a summary of existing credit facilities and other long-term debt:
Non-Affiliated Debt
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between 2012 and 2013. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At June 30, 2010 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provided temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of June 30, 2010, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 6.8:1.0. For the twelve months ended June 30, 2010, Gerdau S.A.’s consolidated EBITDA was R$5.7 billion, and net interest expense was R$0.8 billion. As of June 30, 2010, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 1.8:1.0 and consolidated net debt was R$10.4 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s interest payment in March 2010 was based on this higher interest rate. The September 2010 interest payment will also be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were not to meet the original covenants and also have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ended March 9, 2010, the export receivables were $233.1 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $25.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at June 30, 2010.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at June 30, 2010.
At June 30, 2010 and December 31, 2009, there were no loans outstanding under these facilities, and there were $70.3 million and $66.3 million, respectively, of letters of credit outstanding under these facilities. At June 30, 2010 and December 31, 2009, approximately $498.4 million and $420.2 million, respectively, were available under the Senior Secured Credit Facility.
Other debt: The Company had other outstanding debt of $59.2 million and $60.8 million as of June 30, 2010 and December 31, 2009, respectively, primarily related to industrial revenue bonds and capital expenditure financing.
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. See the contractual obligations table below for a maturity analysis of the Company’s borrowings based on contractual maturities.
Affiliated Debt
In November 2009, the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the borrower, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010.
The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s U.S. operating subsidiaries and contains customary covenants that limit the ability of the borrowers and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
Capital expenditures
The Company spent $18.8 million on capital projects in the six months ended June 30, 2010 compared to $59.1 million in the six months ended June 30, 2009. The most significant projects include an automatic bundling system at the St. Paul, Minnesota mill, a furnace transformer for the Jackson, Tennessee mill, the purchase of formerly leased property at one of the Company’s downstream locations and improvements to the melt shop and bag house structure at the Beaumont, Texas mill. See the contractual obligations table below for the Company’s future capital expenditure obligations.
Off — balance sheet arrangements
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.

Contractual obligations
The following table represents the Company’s contractual obligations as of June 30, 2010.

		Less than	More than 1, less	More than 3, less
(US$ in thousands)	Total	one Year	than 3 Years	than 5 Years	More than 5 Years

Long-term debt — non-affiliated (1)	$1,749,179	$3,140	$1,446,160	$256,879	$43,000
Long-term debt — affiliated (1)	610,000	—	—	—	610,000
Interest — non-affiliated (2)	195,685	67,084	93,087	8,538	26,976
Interest — affiliated (2)	491,281	54,826	96,990	96,990	242,475
Operating leases (3)	96,362	21,232	36,536	27,565	11,029
Capital expenditures (4)	63,063	40,360	22,703	—	—
Unconditional purchase obligations (5)	189,994	189,994	—	—	—
Redeemable noncontrolling interest (7)	23,642	—	23,642	—	—
Pension funding obligations (6)	7,622	7,622	—	—	—

Total contractual obligations	$3,426,828	$384,258	$1,719,118	$389,972	$933,480

(1)	Amounts are gross of deferred financing costs. Long-term debt — non-affiliated includes amounts due in less than one year, which are classified as Short-term debt non-affiliated on the Company’s unaudited interim condensed consolidated balance sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at June 30, 2010. Interest includes the impact of the Company’s interest rate swap which is recorded as an other non-current liability in the unaudited interim Condensed Consolidated Balance Sheet as of June 30, 2010.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2010.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2010 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.

(7)	The call/put option underlying the redeemable noncontrolling interest can be exercised by the Company/noncontrolling interest beginning November 1, 2011, but is not required to be exercised by either party. For purposes of the maturity table, the Company has assumed that either the call or put will be exercised on November 1, 2011.
As of June 30, 2010, the Company had $20.1 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
The Company’s ability to manage costs and maximize efficiency throughout its operations, along with the gradual improvement in business fundamentals, was clearly reflected in its second quarter EBITDA results.
Looking toward the second half of 2010, the Company remains cautious as unemployment continues to be high and the overall economy remains fragile. The Company will continue to work closely with its customers and monitor end markets to ensure that it maximizes the opportunities presented as well as leverage its business systems and network of mini-mills to optimize productivity and remain globally competitive.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Critical accounting policies are those that may have a material impact on the Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors. Management review of these estimates and assumptions is based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. Use of the percentage-of-completion method requires the Company to estimate the gross profit over the life of the contract as well as the services performed to date as a proportion of the total services to be performed over the life of the contract. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Inventories
Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price at which the Inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for selling costs. The determination of net realizable value requires the use of estimates and judgment such as determining market selling prices. Changes in market selling prices could result in changes to the Company’s net realizable value estimates and result in further inventory writedowns or a reversal of previous inventory writedowns.
Impairment test of long-lived assets, including goodwill
At each reporting date, if any indication of impairment exists for long-lived assets, including goodwill, the Company performs an impairment test to determine if the carrying amounts are recoverable. The most recent reporting date in which the Company tested long-lived assets (including goodwill) for impairment was as of December 31, 2009 due to facts and circumstances indicating that the carrying amount of goodwill may not be recoverable. The Company’s goodwill resides in multiple cash generating units. The Company’s cash generating unit groups with significant balances of goodwill include Long Products, which consists of all facilities within the steel mills segment, PCS and the Rebar Fabrication Group, which are both within the downstream segment. As of December 31, 2009, the date the long-lived asset impairment test was performed, the Long Products, Rebar Fabrication Group and PCS cash generating unit groups had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. There were no significant differences between the carrying values and recoverable amounts of the Company’s cash generating unit groups under IFRS and its reporting units under US GAAP (as reported in the Company’s US GAAP financial statements for the year ended December 31, 2009). As a result, consistent with US GAAP, the Company’s impairment analysis under IFRS as of December 31, 2009 indicated that the recoverable amount of the net assets of each cash generating unit group significantly exceeded its respective carrying value and, therefore, no indication of impairment existed. Also consistent with US GAAP disclosures as of December 31, 2009, the Company performed a sensitivity analysis to determine the likelihood of impairment assuming reasonably possible changes in certain key valuation assumptions. The Company performed an analysis assuming a .50% increase in discount rate and then an analysis assuming a decrease of .50% in long-term growth rate. Both analyses indicated that each cash generating unit group’s recoverable amount would still significantly exceed its respective carrying value.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s cash generating units (or group of cash generating units), which could trigger additional impairment of goodwill in future periods.
May 31, 2009 Impairment Tests
As a result of certain triggering events, the Company performed an impairment test for all other groups of cash generating units as of May 31, 2009. Long-lived assets, including goodwill, were included in these groups of cash generating units and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment tests as the recoverable amount of each of these other groups of cash generating units was significantly in excess of its respective carrying value. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the cash generating unit groups were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the groups of cash generating units.

Valuation of Long-term investments
Long-term investments are comprised of variable rate debt obligations, known as auction rate securities, which are categorized as available-for-sale. These securities are recorded at fair value and are analyzed each reporting period for possible impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models that are based on significant estimates and assumptions such as expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity.
Valuation of derivative financial instruments
The Company values its derivative financial instruments utilizing a standard pricing model based on inputs that were either readily available in public markets or derived from information available in public markets. Significant inputs include factors such as discount rates and forward interest rate curves. Volatility in these inputs can cause significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in the unaudited interim condensed consolidated financial statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the unaudited interim condensed consolidated financial statements date. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.
Environmental provisions
The Company is subject to environmental laws and regulations established by federal, state and local authorities and recognizes environmental reserves for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting provision. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Deferred income taxes
The Company records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. The Company reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Significant estimates and judgment are required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
Pension and other post-employment benefits
In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions, rate of future compensation increases, and future increases in health care costs. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.
The Company determines the present value of its defined benefit obligations and the fair value of its plan assets at least annually as of December 31. The Company is also required to determine these amounts at interim reporting dates if the amounts were to materially change during the period. The Company did not perform an actuarial valuation as of June 30, 2010 as there were no material changes to the defined benefit obligations or plan assets. Primary actuarial assumptions were determined as follows for the December 31, 2009 valuation:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate is as of the measurement date, December 31, and is sensitive to changes in interest rates.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate.
CHANGES IN ACCOUNTING POLICIES
Adoption of IFRS
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS by 2011 to replace Canadian GAAP. Effective January 1, 2010, the Company early adopted IFRS in accordance with the exemption received from the Ontario Securities Commission in 2009.
The June 30, 2010 unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as well as IFRS 1, “First-time Adoption of IFRS”, (“IFRS 1”), because they are part of the period covered by the Company’s first IFRS financial statements for the year ending December 31, 2010. The unaudited interim condensed consolidated financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations required to be applied for annual periods beginning on or after January 1, 2010 which were issued and effective as of the date of approval by the Company’s Board of Directors of the unaudited interim condensed consolidated financial statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2010, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements. Accordingly, the accounting policies for the annual period that are relevant to the unaudited interim condensed consolidated financial statements will be determined only when the first full IFRS financial statements are prepared for the year ending December 31, 2010.
The principal IFRS accounting policies as set out in Note 2 of the Company’s unaudited interim condensed consolidated financial statements have been consistently applied to all the periods presented in the unaudited interim condensed consolidated financial statements except in instances where IFRS 1 either requires or permits an exemption. See Note 4 of the unaudited interim condensed consolidated financial statements for a description of the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. The exemptions that the Company either elected to take advantage of or was required to apply are also discussed in Note 4 of the unaudited interim condensed consolidated financial statements.
All comparative information presented in the unaudited interim condensed consolidated financial statements has been adjusted from previously reported amounts under US GAAP. IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for those restated prior periods. See Note 4 of the unaudited interim condensed consolidated financial statements for the Company’s reconciliations from US GAAP to IFRS for comparative information presented for equity, net loss (as reported in the company’s condensed consolidated statement of operations) and comprehensive income (loss). The Company’s first time adoption of IFRS did not have a material impact on the Company’s total operating, investing or financing cash flows.
Reconciliation of EBITDA ($000s):
The following represents the reconciliation of EBITDA from the previously reported amount in prior periods for the effects of the Company’s change in methodology used to calculate EBITDA and the effect of IFRS:

			Three months ended	Six months ended
			June 30, 2009	June 30, 2009
EBITDA, as previously reported (1)			$64,834	$113,465
Adjustment for equity method (2)			(5,256)	(15,905)

EBITDA			$59,578	$97,560
Pension and postemployment benefits	(a	)	5,642	8,967
Stock-based compensation	(b	)	(2,770)	(2,169)
Provisions	(c	)	3,548	3,446

Subtotal — IFRS adjustments			6,420	10,244

EBITDA, as currently reported			$65,998	$107,804

(1)	EBITDA as reported in the June 30, 2009 quarterly filing.

(2)	During 2010, the Company changed its calculation of EBITDA to the equity method, which now includes net earnings from 50% owned joint ventures and excludes cash distributions from 50% owned joint ventures.

Description of IFRS adjustments impacting EBITDA
The following narratives explain the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having a significant impact on the Company’s EBITDA are described below. The following is not a complete summary of all of the differences between US GAAP and IFRS. As previously discussed, see Note 4 of the unaudited interim condensed consolidated financial statements for a description of all of the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. Relative to the impacts on the Company, the descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change.
(a) Pension and postemployment benefits
Under US GAAP, the Company recognized actuarial gains in the statement of operations using the corridor approach. Under IFRS, another approach is permitted allowing a company to adopt a policy of recognizing all of its actuarial gains and losses in the period in which they occur in other comprehensive income. Under US GAAP, prior service cost should be recognized in other comprehensive income at the date of the adoption of the plan amendment and then amortized into income over the participants’ remaining years of service, service to full eligibility date, or life expectancy, as applicable. Under IFRS, prior service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent that benefits are vested as of the date of the plan amendment, the cost of those benefits should be recognized immediately in the statement of operations. Additionally, under US GAAP, the Company recognized curtailments in accumulated other comprehensive income to the extent that prior actuarial gains (losses) had been recognized in accumulated other comprehensive income and had not yet been recognized in the statement of operations based on the corridor approach. Under IFRS, curtailments are recognized immediately in the statement of operations when they occur.
This adjustment reflects the reclassification of actuarial gains and losses recognized as pension cost in the statement of operations under US GAAP to other comprehensive income for the period and the recognition of curtailments and prior service cost immediately in the statement of operations for vested participants. The Company had $3.2 million and $3.7 million, respectively, of curtailment gains during the three and six months ended June 30, 2009 which were recognized in accumulated other comprehensive income under US GAAP but were required to be recognized in the statement of operations under IFRS. The curtailment gains in the three and six months ended June 30, 2009 resulted primarily from facility closures.
(b) Stock-based compensation
Under US GAAP, the Company recognizes compensation expense associated with share-based compensation plans with graded vesting features on a straight-line basis over the vesting period. Under IFRS, the Company is required to treat each “tranche” of a share-based compensation arrangement with a graded vesting schedule as several individual grants, which results in the recognition of compensation expense on an accelerated basis by comparison to US GAAP.
(c) Provisions
Under US GAAP, the Company discounted its provisions to reflect the time value of money when the aggregate amount of the liability, and the amount and timing of cash payments for the liability were fixed or reliably determinable. The discount rate used by the Company was one which would have produced an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. After initial measurement of a liability, no adjustment in the obligation was made if there was a change in the discount rate. Under IFRS, a provision is discounted if the time value of money is material. IFRS requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where all risk adjustments are reflected in the cash flows, then the cash flows are discounted at a risk-free rate, which means that typically, a government bond “yield” rate should be used. The re-measurement of a provision includes the effect of a change in discount rate. This adjustment is the result of the Company’s use of a pre-tax discount rate under IFRS that reflects current market assessments of the time value of money and the risks specific to the liability.
New IFRS standards and IFRIC interpretations Not Yet Adopted
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2011. The Company’s assessment of the impact of these standards and interpretations is set out below.
The Company does not expect the effects of the following standards and interpretations to have a material impact to the Company’s consolidated financial statements:
•	IAS 24, “Related Party Disclosures”

•	IAS 32, “Financial Instruments — Presentation”

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

In May 2010, the IASB issued “Improvements to IFRSs,” which amended the standards and interpretations below. The Company does not expect the effects of the amendments to have a material impact to the Company’s consolidated financial statements.
•	IFRS 1, “First-time Adoption of International Financial Reporting Standards”

•	IFRS 3, “Business Combinations”

•	IFRS 7, “Financial Instruments: Disclosures”

•	IAS 1, “Presentation of Financial Statements”

•	IAS 27, “Consolidated and Separate Financial Statements”

•	IAS 34, “Interim Financial Reporting”

•	IFRIC 13, “Customer Loyalty Programmes”
The Company is still assessing the impact to the Company’s consolidated financial statements upon adoption of the following standards and amendments:
IFRS 9, “Financial Instruments”
In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:
•	The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value;

•	The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value;

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.
This standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.
Amendments to IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”
In November 2009, the IASB amended IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.

The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins, cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which at times has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. At times this has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares.
Future acquisitions may be required for the Company to remain competitive, and there can be no assurance that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $1.8 billion of net indebtedness as of June 30, 2010. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its Term Loan Facility and Senior Secured Credit Facility, are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.
The Term Loan Facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the term loan facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the Term Loan Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June 2009, the Company entered into an amendment which provides temporary flexibility with respect to the Term Loan Facility’s covenants through September 30, 2010. However, there is no assurance that future amendments will be granted by the lenders, if required.
The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s U.S. operating subsidiaries and contains customary covenants that limit the ability of the borrowers and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
The Senior Secured Credit Facility also contains customary covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional secured debt, make acquisitions and other investments, issue redeemable stock and preferred stock, pay dividends on the Common Shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants may limit the Company’s flexibility in the operation of the business. A default under the Senior Secured Credit Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety may also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the health and safety of the Company’s workers’. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event (including off-site disposal). Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of June 30, 2010 to be approximately $25.8 million, with these costs recorded as a liability in the Company’s financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction. In particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the future. In addition, the U.S. Environmental Protection Agency (EPA) issued its finding that current and projected atmospheric concentrations of certain greenhouse gases thereafter the public health and welfare, which could form the basis for further EPA action. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2009, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $534.2 million, while the aggregate projected benefit obligation was $754.8 million, resulting in an aggregate deficit of $220.6 million for which the Company is responsible. As of December 31, 2009 the Company also had an unfunded obligation of $133.8 million with respect to post-retirement medical benefits. The Company made cash payments of $69.0 million to its defined benefit pension plan for the six months ended June 30, 2010. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of June 30, 2010, approximately 29.7% of the Company’s employees were represented by the United Steel Workers (“USW”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for one of the facilities having expired in the six month period ended June 30, 2010, two of the facilities expiring in the remainder of 2010, three of the facilities expiring in 2011, two of the facilities expiring in 2012, and one facility expiring in 2013.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company may not be able to successfully implement a new Enterprise Resource Planning System.
The Company expects to implement a new enterprise resource planning (“ERP”) system as part of the Company’s ongoing efforts to improve and strengthen its operational and financial processes and its reporting systems. Any difficulties encountered in the implementation or operation of the new ERP system or any difficulties in the operation of the current system could cause the Company to fail to meet customer demand for its product or could delay its ability to meet its financial reporting obligations which, in turn, could materially adversely affect the Company’s results of operations.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned 66.3% of the Company’s outstanding common shares as of June 30, 2010. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from other shareholders’ and they may exercise their control over the Company in a manner inconsistent with the other shareholders’ interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of June 30, 2010, the fair value of these securities was $26.0 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed earnings of $25.8 million to the Company’s net earnings for the six months ended June 30, 2010. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

		June 30,	December 31,	January 1,
	Note	2010	2009	2009
ASSETS

Current assets
Cash and cash equivalents	13	$340,391	$631,293	$482,535
Restricted cash	13	1,700	1,691	—
Short-term investments	13	199,935	25,000	205,817
Trade accounts receivable, net	5	606,092	460,066	677,569
Inventories	6	1,046,141	814,788	1,267,768
Costs and estimated earnings in excess of billings on uncompleted contracts		3,512	4,687	14,771
Income taxes receivable		72,165	93,652	28,455
Other current assets		24,592	22,643	23,033

Total current assets		2,294,528	2,053,820	2,699,948

Non-current assets
Investments in 50% owned joint ventures	9	153,764	148,609	161,901
Long-term investments	13	25,996	28,538	33,189
Property, plant and equipment, net	7	1,541,255	1,620,852	1,801,471
Goodwill	8	1,961,651	1,962,098	1,957,029
Other intangible assets, net	8	420,446	450,003	515,736
Deferred tax assets	10	35,006	29,760	—
Other non-current assets		47,653	23,459	32,305

Total non-current assets		4,185,771	4,263,319	4,501,631

TOTAL ASSETS		$6,480,299	$6,317,139	$7,201,579

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable and accrued liabilities		$356,172	$225,111	$199,582
Accrued salaries, wages and employee benefits		68,012	71,214	127,351
Accrued interest — non-affiliated		13,920	15,344	54,480
Accrued interest — affiliated		28,019	3,772	—
Provisions	15	38,510	35,126	34,551
Short-term debt — non-affiliated	12	3,140	3,174	1,893
Billings in excess of costs and estimated earnings on uncompleted contracts		21,151	26,212	45,687
Other current liabilities		8,640	12,959	20,932

Total current liabilities		537,564	392,912	484,476

Non-current liabilities
Long-term debt — non-affiliated	12	1,723,364	1,721,806	3,032,824
Long-term debt — affiliated	12	606,678	606,711	—
Retirement benefit obligations	14	300,969	348,684	339,055
Deferred tax liabilities	10	233,690	259,170	269,661
Redeemable noncontrolling interest	13	21,531	32,439	46,927
Provisions	15	20,333	21,203	18,552
Other non-current liabilities		130,925	89,753	116,092

Total non-current liabilities		3,037,490	3,079,766	3,823,111

TOTAL LIABILITIES		3,575,054	3,472,678	4,307,587

Shareholders’ equity
Capital	18	2,539,827	2,535,883	2,531,516
Retained earnings		259,049	187,105	373,323
Other comprehensive income		79,789	94,893	(37,427)

Equity attributable to equity holders of the Company		2,878,665	2,817,881	2,867,412
Equity attributable to noncontrolling interest		26,580	26,580	26,580

TOTAL SHAREHOLDERS’ EQUITY		2,905,245	2,844,461	2,893,992

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$6,480,299	$6,317,139	$7,201,579

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except earnings per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2010	2009	2010	2009

NET SALES		$1,327,473	$1,035,964	$2,465,198	$2,073,663
Cost of sales		(1,188,836)	(966,272)	(2,220,664)	(1,956,051)

GROSS PROFIT		138,637	69,692	244,534	117,612

OPERATING EXPENSES
Selling, general and administrative expenses		82,816	68,901	143,243	131,310
Facility closure costs	22	—	43,379	—	43,379
Other operating (income) expense, net		(862)	(1,209)	(3,002)	1,189

		81,954	111,071	140,241	175,878
INCOME (LOSS) FROM OPERATIONS		56,683	(41,379)	104,293	(58,266)

INCOME (LOSS) FROM 50% OWNED JOINT VENTURES	9	18,086	(5,256)	25,762	(15,500)

INCOME (LOSS) BEFORE FINANCE COSTS, NET AND INCOME TAXES		74,769	(46,635)	130,055	(73,766)

FINANCE COSTS, NET
Interest income		(426)	(1,762)	(842)	(3,163)
Interest expense — non-affiliated		23,249	38,582	46,626	80,538
Interest expense — affiliated		12,180	—	24,360	—
Gain on redeemable noncontrolling interest	13	(5,014)	(6,062)	(4,560)	(5,487)
Foreign exchange (gain) loss, net		(4,745)	14,488	(2,996)	11,755
Realized gain on investments		—	—	(2,528)	—

		25,244	45,246	60,060	83,643

INCOME (LOSS) BEFORE INCOME TAXES		49,525	(91,881)	69,995	(157,409)

INCOME TAX EXPENSE (BENEFIT)	10	3,734	(40,274)	26	(72,350)

NET INCOME (LOSS)		45,791	(51,607)	69,969	(85,059)

NET INCOME (LOSS) ATTRIBUTABLE TO:
Equity holders of the Company		$46,743	$(52,404)	$71,944	$(83,884)
Noncontrolling interest		(952)	797	(1,975)	(1,175)

		$45,791	$(51,607)	$69,969	$(85,059)

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Basic earnings (loss) per share	18	$0.11	$(0.12)	$0.17	$(0.19)
Diluted earnings (loss) per share	18	$0.11	$(0.12)	$0.17	$(0.19)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

NET INCOME (LOSS)	$45,791	$(51,607)	$69,969	$(85,059)

Other comprehensive (loss) income :
Foreign currency translation (loss) gain	(23,008)	51,638	(7,777)	33,951
Unrealized gain (loss) on short-term investments, net of tax of ($13), $18, ($8), and ($32)	21	(27)	12	51
Unrealized gain (loss) on qualifying cash flow hedges, net of tax of $2,400, ($5,415), $5,193, ($13,493)	3,861	13,470	(7,339)	25,099

Other comprehensive (loss) income , net of tax	(19,126)	65,081	(15,104)	59,101

TOTAL COMPREHENSIVE INCOME (LOSS)	$26,665	$13,474	$54,865	$(25,958)

Total comprehensive income attributable to:
— Equity holders of the company	$27,617	$12,677	$56,840	$(24,783)
— Noncontrolling interest	(952)	797	(1,975)	(1,175)

	$26,665	$13,474	$54,865	$(25,958)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

	Attributable to equity holders of the Company
			Foreign	Unrealized	Unrealized
			Currency	Gain on	(Loss) Gain			Total
	Capital	Retained	Translation	Short-term	on Cash Flow		Noncontrolling	Shareholders’
	Stock	Earnings	Gain (Loss)	Investments	Hedges	Total	Interest	Equity

Balance as of January 1, 2009	$2,531,516	$373,323	$—	$—	$(37,427)	$2,867,412	$26,580	$2,893,992

Total comprehensive (loss) income	—	(83,884)	33,951	51	25,099	(24,783)	(1,175)	(25,958)
Dividends ($0.02 per share)	—	(8,646)	—	—	—	(8,646)	—	(8,646)
Distribution to noncontrolling interest	—	—	—	—	—	—	(3,593)	(3,593)
Redeemable noncontrolling interest liability	—	—	—	—	—	—	4,768	4,768
Employee stock options exercised and stock compensation expense	4,118	—	—	—	—	4,118	—	4,118

Balance at June 30, 2009	$2,535,634	$280,793	$33,951	$51	$(12,328)	$2,838,101	$26,580	$2,864,681

Balance at January 1, 2010	$2,535,883	$187,105	$109,439	$1	$(14,547)	$2,817,881	$26,580	$2,844,461

Total comprehensive income (loss)	—	71,944	(7,777)	12	(7,339)	56,840	(1,975)	54,865
Distribution to noncontrolling interest	—	—	—	—	—	—	(4,373)	(4,373)
Redeemable noncontrolling interest liability	—	—	—	—	—	—	6,348	6,348
Employee stock options exercised and stock compensation expense	3,944	—	—	—	—	3,944	—	3,944

Balance at June 30, 2010	$2,539,827	$259,049	$101,662	$13	$(21,886)	$2,878,665	$26,580	$2,905,245

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2010	2009	2010	2009
Cash flows from operating activities
Net income (loss)		$45,791	$(51,607)	$69,969	$(85,059)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	7	46,702	52,764	93,437	105,093
Amortization of intangibles	8	14,900	16,490	29,558	33,098
Income tax expense (benefit)	10	3,734	(40,274)	26	(72,350)
Interest expense — non-affiliated		23,249	38,582	46,626	80,538
Interest expense — affiliated		12,180	—	24,360	—
Gain on redeemable noncontrolling interest	13	(5,014)	(6,062)	(4,560)	(5,487)
Loss on disposition of property, plant and equipment		347	533	949	1,467
(Income) loss from 50% owned joint ventures	9	(18,086)	5,256	(25,762)	15,500
Distributions from 50% owned joint ventures		5,000	—	20,405	405
Stock compensation expense		9,314	8,041	10,144	6,138
Realized gain on investments		—	—	(2,528)	—
Facility closure costs	22	—	43,379	—	43,379
Writedown of inventory	6	—	14,618	—	33,044

Changes in operating assets and liabilities:
Accounts receivable		(43,440)	37,518	(147,435)	147,443
Inventories		(100,833)	181,654	(234,037)	383,176
Other assets		13,843	(2,498)	(2,392)	1,868
Liabilities		(38,270)	(34,563)	71,460	(109,462)

Cash (used in) provided by operating activities		(30,583)	263,831	(49,780)	578,791

Income tax (paid) refund		(1,301)	22,494	(1,190)	19,309
Interest paid		(2,486)	(1,699)	(41,886)	(81,577)

Net cash (used in) provided by operating activities		(34,370)	284,626	(92,856)	516,523

Cash flows from investing activities
Purchases of property, plant and equipment		(8,630)	(22,816)	(18,819)	(59,100)
Proceeds from disposition of property, plant and equipment		967	234	1,424	1,413
Change in restricted cash		(4)	—	(9)	—
Purchases of investments		(124,891)	(218,169)	(289,741)	(487,857)
Proceeds from sales of investments		89,953	290,482	120,016	436,179

Net cash (used in) provided by investing activities		(42,605)	49,731	(187,129)	(109,365)

Cash flows from financing activities
Repayments of non-affiliated debt		(28)	(1,021)	(1,596)	(3,647)
Payments of deferred financing costs		(170)	(13,921)	(1,658)	(13,921)
Cash dividends		—	—	—	(8,646)
Distributions to subsidiary’s noncontrolling interest		—	—	(4,373)	(3,593)
Proceeds from exercise of employee stock options		209	1,565	803	1,659

Net cash provided by (used in) financing activities		11	(13,377)	(6,824)	(28,148)
Effect of exchange rate changes on cash and cash equivalents		(12,446)	17,011	(4,093)	12,045

Net (decrease) increase in cash and cash equivalents		(89,410)	337,991	(290,902)	391,055

Cash and cash equivalents beginning of period		429,801	535,599	631,293	482,535

Cash and cash equivalents end of period		$340,391	$873,590	$340,391	$873,590

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1. GENERAL INFORMATION
Gerdau Ameristeel Corporation and subsidiaries (the “Company”) operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. The Company’s principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
The Company is incorporated under the laws of Canada with executive offices in the United States of America in the city of Tampa, Florida. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol GNA.
The Company’s majority shareholder is Gerdau S.A., a leading producer of long steel products in the Americas and a major supplier of specialty long steel products in the world. As of June 30, 2010, Gerdau S.A. indirectly owned 66.3% of the Company’s outstanding common shares.
On June 29, 2010 the Company entered into an Arrangement Agreement with Gerdau S.A. and an affiliate of Gerdau S.A. pursuant to which Gerdau would acquire all of the shares of common stock of the Company that it does not already own at a price of $11.00 per share. The acquisition is subject to customary closing conditions, including the approval of the Company’s shareholders.
These unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors on August 4, 2010.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”, (“IAS 34”), as well as IFRS 1, “First-time Adoption of IFRS”, (“IFRS 1”), because they are part of the period covered by the Company’s first IFRS financial statements for the year ended December 31, 2010. These unaudited interim condensed consolidated financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations required to be applied for annual periods beginning on or after January 1, 2010 which were issued and effective as of the date of approval by the Company’s Board of Directors of these interim financial statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2010, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these unaudited interim condensed consolidated financial statements. Accordingly, the accounting policies for the annual period that are relevant to these unaudited interim condensed consolidated financial statements will be determined only when the first annual IFRS financial statements are prepared for the year ending December 31, 2010.
The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) until December 31, 2009. US GAAP differs in some areas from IFRS and in preparing these unaudited interim condensed consolidated financial statements, management has revised certain accounting, valuation and consolidation methods previously applied in the US GAAP financial statements to comply with IFRS. The principal accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are set out below and have been consistently applied to all the periods presented except in instances where IFRS 1 either requires or permits an exemption. The provisions of IFRS 1 and the exemptions thereunder that the Company either elected to take advantage of or was required to apply are discussed in Note 4. The reconciliations required by IFRS 1 are also disclosed in Note 4.
The preparation of the unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited interim condensed consolidated financial statements are disclosed in Note 3.

2.1.1 New IFRS standards and IFRIC interpretations Not Yet Adopted
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2011. The Company’s assessment of the impact of these standards and interpretations is set out below.
The Company does not expect the effects of the following standards and interpretations to have a material impact on the Company’s consolidated financial statements:
•	IAS 24, “Related Party Disclosures”

•	IAS 32, “Financial Instruments — Presentation”

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”
In May 2010, the IASB issued “Improvements to IFRSs,” which amended the standards and interpretations below. The Company does not expect the effects of the amendments to have a material impact to the Company’s consolidated financial statements.
•	IFRS 1, “First-time Adoption of International Financial Reporting Standards”

•	IFRS 3, “Business Combinations”

•	IFRS 7, “Financial Instruments: Disclosures”

•	IAS 1, “Presentation of Financial Statements”

•	IAS 27, “Consolidated and Separate Financial Statements”

•	IAS 34, “Interim Financial Reporting”

•	IFRIC 13, “Customer Loyalty Programmes”
The Company is still assessing the impact on the Company’s consolidated financial statements upon adoption of the following standards and amendments:
IFRS 9, “Financial Instruments”
In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:
•	The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value;

•	The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value;

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.
This standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.
Amendments to IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”
In November 2009, the IASB amended IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented.
2.2 Consolidation
(a) Subsidiaries
Subsidiaries are all entities over which Gerdau Ameristeel Corporation has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
All intercompany transactions and accounts have been eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.
(b) Transactions with noncontrolling interests
Beginning November 1, 2011, the Company has the option to purchase the remaining 16% noncontrolling interest in Pacific Coast Steel (“PCS”) at a price to be calculated based on an agreed-upon valuation method (“PCS call option”). Likewise, each of the other PCS partners has the option to put their remaining interests in PCS to the Company on the same terms and from the same dates (“PCS put option”). In accordance with IAS 32, “Financial Instruments: Presentation”, the Company records a liability for the present value of the expected redemption amount with a corresponding reclassification from equity at transition date. Subsequent changes in the fair value of the liability (i.e. the present value of the expected redemption amount), including accretion of the discount and the effects of changes in underlying assumptions, are reflected in the statement of operations. If the PCS call option or PCS put option expires, the liability will be reclassed to equity.
The Company treats transactions with noncontrolling interests, including the acquisition of noncontrolling interests pursuant to existing puts and/or calls, as transactions with shareholders. Accordingly, any differential between consideration paid or received (in connection with purchases from and dispositions to noncontrolling interests, respectively) and the Company’s share of the underlying net assets of the affected subsidiary is recorded directly in equity.
(c) Joint ventures
The Company’s interests in jointly controlled entities (Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail), which are 50% owned joint ventures, are accounted for by the equity method from the date the joint control is acquired. According to this method, investments in jointly-owned subsidiaries are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in income and other variations in shareholders’ equity of these companies. Additionally, the balances of the investments can be reduced due to impairment losses.
Losses in jointly-owned subsidiaries in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.
Gains and losses on transactions with jointly-owned subsidiaries are eliminated against the value of the investment in these jointly-owned subsidiaries proportionately to the Company’s interest.
2.3 Translation of foreign currency balances
The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Company’s unaudited interim condensed consolidated financial statements are presented in US Dollars ($), which is the Company’s functional and reporting currency.
The transactions in foreign currency are translated into the functional currency using the exchange rate in effect on the transaction date. The gains and losses resulting from the difference between the conversion of assets and liabilities in foreign currency at the balance sheet date and the conversion of the transaction amounts are recognized in the statement of operations.
The financial position and results of operation of all subsidiaries included in the unaudited interim condensed consolidated financial statements and equity investments that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)	Assets and liabilities are translated at the exchange rate prevailing at the balance sheet date;

(ii)	Income and expenses are translated at monthly average exchange rates; and

(iii)	Translation adjustments are recognized as a separate component of equity in “Other comprehensive income”.
2.4 Financial Assets
(a) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(b) Restricted cash
Restricted cash represents cash collateral for standby letters of credit not readily available to the Company. Changes in restricted cash are included within investing activities in the statement of cash flows.
(c) Trade accounts receivable, net
Trade accounts receivable are recognized initially at fair value and do not carry any interest. Included in accounts receivable are contract receivables billed, and unbilled retention of PCS. Unbilled retention is that portion of contract billings retained by the customer until after completion of PCS’ scope of work. Unbilled retentions vary up to 10% of the total amount billed on each respective contract. Upon completion of PCS’ agreed scope of work related to a particular contract, the retained amount is billed which converts the unbilled retention to billed retention. Depending on the term of the project, a portion of the unbilled retention is current and a portion is non-current. The non-current portion is recorded in “Other non-current assets” in the consolidated balance sheets. Subject to the negotiated terms of each contract, the due date of billed retentions ranges from 30 days after the substantial completion of PCS’ scope of work, or up to 40 days following the completion of the overall project. PCS’ contracts typically range in duration from 3 to 18 months. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivable.
An allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the account receivable is impaired. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company’s customers. The carrying amount of the receivable is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of operations within “Selling, general and administrative expenses”.
(d) Available-for-sale financial assets
Financial assets are classified as available-for-sale when the investment is not held for active trading purposes and the Company does not intend to hold the investment to maturity. All short-term investments and long-term investments are classified as available-for-sale as of June 30, 2010, December 31, 2009 and January 1, 2009.
Regular purchases and sales of available-for-sale financial assets are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset. The Company’s available-for-sale financial assets are initially recognized at fair value (plus transaction costs when applicable). Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (or the security is unlisted), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in shareholders’ equity are included in the statement of operations.
Interest on available-for-sale securities is recognized in the statement of operations as part of interest income.
(e) Impairment of financial assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are deemed impaired when events have occurred after the initial recognition of the financial asset that would have a negative impact on the estimated future cash flows of the asset. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the statement of operations. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of operations.
2.5 Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. The cost of finished goods and work in progress comprises raw materials and consumables, direct labor, other direct costs and related production overheads (based on normal operating capacity). During periods when the Company is producing inventory levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for selling costs.
2.6 Property, plant and equipment
Property, plant and equipment are stated at historical cost less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in progress the interest incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is under construction and the capitalization of interest is ceased when the asset is available for use; (b) interest is capitalized considering the weighted average rate of loans existing on the capitalization date; (c) interest capitalized monthly does not exceed the interest expense calculated in the period of capitalization; and (d) capitalized interest is depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations during the period in which they are incurred.
The Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
The residual value and useful life of the assets are reviewed and adjusted, if necessary, at each balance sheet date.
Gains and losses on retirement or other disposition of property, plant and equipment are determined by comparing the proceeds with the carrying amount and are recognized within the statement of operations.
2.7 Business combinations
Acquisitions of subsidiaries and businesses are accounted for using the purchase accounting method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired company. The acquired company’s identifiable assets (including previously unrecognized intangible assets), liabilities and contingent liabilities are recognized at their fair values at the acquisition date.
2.8 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. Goodwill is tested, at the cash-generating unit (or group of cash generating units) level, for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. See further discussion of impairment testing under “Impairment of long-lived assets, including goodwill” below.
2.9 Intangible assets
Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. See further discussion of impairment testing under “Impairment of long-lived assets, including goodwill” below.
2.10 Impairment of long-lived assets, including goodwill
Long-lived assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Long-lived assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11 Current and deferred income taxes
The tax currently payable is based on taxable income (loss) for the year. Taxable income (loss) differs from income (loss) as reported in the consolidated statement of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income (loss), and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income (loss) nor the income (loss) reported in the Company’s statement of operations.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
2.12 Derivative financial instruments and hedging activities
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. Effectiveness testing and other procedures required to ensure the ongoing validity of the hedges are performed monthly. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized through other comprehensive income within shareholders’ equity. Amounts accumulated in equity are reclassified in the statement of operations in the periods when the hedged item affects profit or loss (as interest on the hedged borrowings is recognized). The gain or loss relating to the ineffective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of operations within interest expense.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of earnings within interest expense.
2.13 — Financial Liabilities and Equity Instruments
a) Classification as Debt or Equity
Debt or equity instruments are classified in accordance with the substance of the contractual terms.
b) Long-Term Debt, net (including current portion of long-term debt)
Long-term debt is recognized initially at fair value, net of transaction costs incurred. Long-term debt is subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized within interest expense in the statement of operations over the period of the borrowings using the effective interest method.

The portion of long-term debt to be contractually settled within twelve months of the balance sheet date are classified as current liabilities in the Company’s consolidated balance sheet unless the Company has a conditional right to defer settlement of the liability past twelve months.
c) Equity Instruments
An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.
2.14 Employee benefits
(a) Pension obligations
The Company maintains defined benefit pension plans covering certain of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years or service and compensation. Many employees are also covered by the Company’s defined contribution retirement plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation for pension and other retirement benefits is calculated annually by independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
Pension assets are recorded at fair market value. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to equity through other comprehensive income in the period in which they arise.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
A plan curtailment will result if the Company has demonstrably committed to a significant reduction in the expected future service of active employees or a significant element of future service by active employees no longer qualifies for benefits. A curtailment is recognized when the event giving rise to the curtailment occurs.
(b) Other post-employment obligations
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to equity through other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.
(c) Share-based compensation
Certain employees of the Company participate in equity compensation plans. The fair value of all equity compensation awards granted to employees is estimated at the grant date and recorded as an expense in the statement of operations over the vesting period on a graded vesting basis. For equity-settled plans, an increase in equity is recorded for this expense and any subsequent cash flows from exercises of vested awards are recorded as changes in equity. For cash-settled plans, a liability is recorded, which is measured at fair value at each balance sheet date with any movements in fair value being recorded in the statement of operations. Any subsequent cash flows from exercise of vested awards are recorded as a reduction of the liability.
Fair value of the Company’s equity-settled options and stock appreciation rights (“SARs”) are measured using the Black-Scholes pricing model and considers forfeiture assumptions based on the Company’s estimate of the awards that will eventually vest, adjusted for the effect of non market-based vesting conditions.

2.15 Environmental provisions
Environmental provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Environmental provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as an interest expense.
2.16 Asset retirement obligations
Asset retirement obligations represent legal or constructive obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. At June 30, 2010 and December 31, 2009, the Company had no significant asset retirement obligations.
2.17 Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is presented net of returns, rebates and discounts and after eliminating intercompany sales.
The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below. The amount of revenue is considered to be reliably measurable when all contingencies relating to the sale have been resolved. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
The Company recognizes revenues from sale of goods when they are shipped to the customer, which is when the Company can measure the amount of revenue reliably, the risks and rewards of ownership of the goods have been transferred to the buyer and the Company no longer retains control over the goods sold. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in advance of revenues recognized.
2.18 Earnings per share
Basic earnings per common share is computed by dividing net income (loss) available to equity holders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) available to equity holders by the weighted average number of common shares and potential common shares from outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.
2.19 Capital stock
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
2.20 Dividend distributions
Dividend distributions to the Company’s shareholders are recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

2.21 Interim measurement note
The demand for steel products is subject to seasonal fluctuations with greater demand generally in the second and third quarters of each year because of the colder weather conditions in certain markets in the first and fourth quarters.
NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS recognition and measurement principles that often require management to use estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. See Note 2 for further discussion of the Company’s accounting policies related to these estimates and judgments.
Revenue recognition
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. Use of the percentage-of-completion method requires the Company to estimate the gross profit over the life of the contract as well as the services performed to date as a proportion of the total services to be performed over the life of the contract. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined.
Allowance for doubtful accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Inventories
Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for selling costs. The determination of net realizable value requires the use of estimates and judgment such as determining market selling prices. Changes in market selling prices could result in changes to the Company’s net realizable value estimates and result in further inventory writedowns or a reversal of previous inventory writedowns.
Impairment test of long-lived assets, including goodwill
As discussed in Note 2.10, at each reporting date, if any indication of impairment exists for long-lived assets, including goodwill, the Company performs an impairment test to determine if the carrying amounts are recoverable. The impairment review process is subjective and requires significant judgment throughout the analysis. See Note 8 for discussion of the Company’s long-lived assets, including goodwill impairment test as of December 31, 2009 and May 31, 2009 and the estimates and judgments made by management in determining the recoverable amount of the Company’s cash generating units (or group of cash generating units).
Valuation of Long-term investments
As described in Note 2.4, Long-term investments are comprised of variable rate debt obligations, known as auction rate securities, which are categorized as available-for-sale. These securities are recorded at fair value and are analyzed each reporting period for possible impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models that are based on significant estimates and assumptions such as expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity.
Valuation of derivative financial instruments
The Company values its derivative financial instruments utilizing a standard pricing model based on inputs that were either readily available in public markets or derived from information available in public markets. Significant inputs include factors such as discount rates and forward interest rate curves. Volatility in these inputs can cause significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in the unaudited interim condensed consolidated financial statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the unaudited interim condensed consolidated financial statements date. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. See Note 13 for a sensitivity analysis related to the fair value of the Company’s derivative instruments.
Environmental provisions
The Company is subject to environmental laws and regulations established by federal, state and local authorities and recognizes environmental reserves for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting provision. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Deferred income taxes
The Company records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. The Company reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Significant estimates and judgment are required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
Pension and other post-employment benefits
In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions, rate of future compensation increases, and future increases in health care costs. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.
The Company determines the present value of its defined benefit obligations and the fair value of its plan assets at least annually as of December 31. The Company is also required to determine these amounts at interim reporting dates if the amounts were to materially change during the period. The Company did not perform an actuarial valuation as of June 30, 2010. Primary actuarial assumptions were determined as follows for the December 31, 2009 valuation:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.
•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate is as of the measurement date, December 31, and is sensitive to changes in interest rates.
•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies.
•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate.

NOTE 4. TRANSITION TO IFRS
4.1 Basis of transition to IFRS
4.1.1 Application of IFRS 1
The Company’s financial statements for the year ended December 31, 2010, will be the first annual financial statements that comply with IFRS. Accordingly, the Company has applied IFRS 1 in preparing these unaudited interim condensed consolidated financial statements. The Company’s transition date is January 1, 2009 and the Company prepared its opening IFRS balance sheet as of that date.
In preparing these unaudited interim condensed consolidated financial statements in accordance with IFRS 1, the Company has applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS, which are discussed in Notes 4.1.2 and 4.1.3, respectively.
4.1.2 Exceptions from full retrospective application followed by the Company
The Company has applied the following mandatory exception from retrospective application:
Use of estimates — Estimates under IFRS at January 1, 2009, the Company’s date of transition, are consistent with estimates made for the same date under US GAAP (after adjustment to reflect any difference in accounting policies).
All other mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of US GAAP in these areas.
4.1.3 Exemptions from full retrospective application elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application:
(a) Business combinations
The Company has applied the business combinations exemption in IFRS 1 to all business combinations consummated prior to January 1, 2009. Accordingly, it has not restated business combinations that were consummated prior to January 1, 2009 in accordance with IFRS 3 (revised), “Business Combinations”.
(b) Cumulative translation differences
All cumulative translation differences as of January 1, 2009 have been eliminated through shareholders’ equity. This exemption has been applied to all foreign subsidiaries in accordance with IFRS 1.
(c) Share-based payment transactions
The Company has elected to apply the share-based payment exemption and therefore IFRS 2 has been applied prospectively from January 1, 2009 only to unvested awards as of January 1, 2009.
All other optional exemptions in IFRS 1 were either not applicable because there were no significant differences in management’s application of US GAAP in these areas or were not taken.

4.2 Reconciliations between IFRS and US GAAP
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have a material impact on total operating, investing or financing cash flows in prior periods. The following represents the reconciliations from US GAAP to IFRS for the respective periods noted for equity, net loss and comprehensive loss:
4.2.1 Reconciliations of shareholders’ equity ($000s):

		December 31,	June 30,	January 1,
	Note 4.2.4	2009	2009	2009
Shareholders’ equity, US GAAP		$2,870,935	$2,892,139	$2,933,492

Business combinations — redeemable noncontrolling interest	(a)	(32,439)	(36,672)	(46,927)
Stock-based compensation	(c)	(5,277)	(3,893)	(2,064)
Provisions	(d)	(9,099)	(7,950)	(11,396)
Facility closure costs	(f)	—	(6,834)	—
Income taxes	(e)	20,341	27,891	20,887

Subtotal — IFRS adjustments		(26,474)	(27,458)	(39,500)

Shareholders’ equity, IFRS		$2,844,461	$2,864,681	$2,893,992

4.2.2 Reconciliations of net loss ($000s):

		Year ended	Three-months ended	Six-months ended
	Note 4.2.4	December 31, 2009	June 30, 2009	June 30, 2009
Net loss, US GAAP		$(164,273)	$(56,783)	$(91,427)

Business combinations — redeemable noncontrolling interest	(a)	7,768	6,062	5,487
Pension and postemployment benefits	(b)	43,575	5,642	8,967
Stock-based compensation	(c)	(3,498)	(2,770)	(2,169)
Provisions	(d)	2,297	3,548	3,446
Facility closure costs	(f)	—	(6,834)	(6,834)
Income taxes	(e)	(19,085)	(472)	(2,529)

Subtotal — IFRS adjustments		31,057	5,176	6,368

Net loss, IFRS		$(133,216)	$(51,607)	$(85,059)

4.2.3 Reconciliations of comprehensive (loss) income ($000s):

		Year ended	Three-months ended	Six-months ended
	Note 4.2.4	December 31, 2009	June 30, 2009	June 30, 2009
Comprehensive (loss) income, US GAAP		$(51,535)	$8,298	$(32,326)

Differences in net loss (see Note 4.2.2 above)		31,057	5,176	6,368
Pension and postemployment benefits	(b)	(27,331)	—	—

Subtotal — IFRS adjustments		3,726	5,176	6,368

Comprehensive (loss) income, IFRS		$(47,809)	$13,474	$(25,958)

4.2.4 Description of adjustments impacting comprehensive loss and/or shareholders’ equity
In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having a significant impact on the Company are described below. The following is not a complete summary of all of the differences between US GAAP and IFRS. Relative to the impacts on the Company, the descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change.
(a) Business combinations — redeemable noncontrolling interest
Under US GAAP, a redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest. Under IFRS, the

Company was required to record a liability for the present value of the expected redemption amount of the written put. As of January 1, 2009 (the Company’s transition date), the counterpart was recorded directly in Capital in the Company’s unaudited interim condensed consolidated balance sheet. Subsequent changes to the present value of the expected redemption amount are recognized in the statement of operations in Interest expense — affiliated. Upon exercise, under IFRS, the differential between the amount paid and the carrying amount of the noncontrolling interest at the date of exercise would be reclassified to Capital in the Company’s unaudited interim condensed consolidated balance sheet.
(b) Pension and postemployment benefits
Under US GAAP, the Company recognized actuarial gains in the statement of operations using the corridor approach. Under IFRS, another approach is permitted allowing a company to adopt a policy of recognizing all of its actuarial gains and losses in the period in which they occur in other comprehensive income. Under US GAAP, prior service cost should be recognized in other comprehensive income at the date of the adoption of the plan amendment and then amortized into income over the participants’ remaining years of service, service to full eligibility date, or life expectancy, as applicable. Under IFRS, prior service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent that benefits are vested as of the date of the plan amendment, the cost of those benefits should be recognized immediately in the statement of operations. Additionally, under US GAAP, the Company recognized curtailments in accumulated other comprehensive income to the extent that prior actuarial gains (losses) had been recognized in accumulated other comprehensive income and had not yet been recognized in the statement of operations based on the corridor approach. Under IFRS, curtailments are recognized immediately in the statement of operations when they occur.
This adjustment reflects the reclassification of actuarial gains and losses recognized as pension cost in the statement of operations under US GAAP to other comprehensive income for the period and the recognition of curtailments and prior service cost immediately in the statement of operations for vested participants. The Company had $39.2 million of curtailment gains during the twelve months ended December 31, 2009 which were recognized in accumulated other comprehensive income under US GAAP but were required to be recognized in the statement of operations under IFRS. The curtailment gains in 2009 resulted primarily from facility closures as well as certain one-time retirement benefit changes implemented by the Company.
(c) Stock-based compensation
Under US GAAP, the Company recognizes compensation expense associated with share-based compensation plans with graded vesting features on a straight-line basis over the vesting period. Under IFRS, the Company is required to treat each “tranche” of a share-based compensation arrangement with a graded vesting schedule as several individual grants, which results in the recognition of compensation expense on an accelerated basis by comparison to US GAAP.
(d) Provisions
Under US GAAP, the Company discounted its provisions to reflect the time value of money when the aggregate amount of the liability, and the amount and timing of cash payments for the liability were fixed or reliably determinable. The discount rate used by the Company was one which would have produced an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. After initial measurement of a liability, no adjustment in the obligation was made if there was a change in the discount rate. Under IFRS, a provision is discounted if the time value of money is material. IFRS requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where all risk adjustments are reflected in the cash flows, then the cash flows are discounted at a risk-free rate, which means that typically, a government bond “yield” rate should be used. The re-measurement of a provision includes the effect of a change in discount rate. This adjustment is the result of the Company’s use of a pre-tax discount rate under IFRS that reflects current market assessments of the time value of money and the risks specific to the liability.
(e) Income taxes
This adjustment reflects the deferred income tax effects of the above adjustments. In addition, under US GAAP, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the grant date fair value of the grant. Any difference between the tax benefit realized on the tax return and the amount previously recognized through the statement of operations is recognized either in equity or income, depending on the Company’s prior experience, when the tax deduction is realized on the tax return. Under IFRS, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the best estimate of the future tax deduction at each balance sheet date.
(f) Facility closure costs
Under US GAAP, the Company recognized certain facility closure obligations when the facilities ceased operations or when the cost was incurred. Under IFRS, these facility closure obligations are recognized when the obligations are unavoidable and are not related to the ongoing activities of the facility. This difference in recognition principles between US GAAP and IFRS creates merely a timing difference in the recognition of these facility closure costs between reporting periods. As such, this adjustment relates to certain obligations which are required to be recognized in the second quarter of 2009 under IFRS but were recognized under US GAAP in the third quarter of 2009.

4.2.5 Description of adjustments or presentation changes with no impact on comprehensive loss and shareholders’ equity
(a)	Under IFRS 1 (see Note 4.1.3 (b)), the Company elected to eliminate all cumulative translation differences as of January 1, 2009 through shareholders’ equity. This adjustment is only a reclassification of the balance of cumulative translation adjustments as of January 1, 2009 to retained earnings.

(b)	Under US GAAP, deferred finance costs are reflected in the balance sheet as a non-current asset and amortized to expense using the effective interest method. Under IFRS, deferred finance costs are reflected as a reduction of the related long-term debt and amortized to expense using the effective interest method.

(c)	US GAAP requires deferred tax assets and liabilities to be presented as current or non-current based on the classification of the underlying asset or liability upon which the temporary difference arises. For a deferred tax asset or liability arising that is not related to a book asset or liability (for example, a deferred tax asset arising from a net operating loss carryforward), US GAAP requires classification as current or non-current based on the expected reversal date of the temporary difference. Under IFRS, deferred tax assets and liabilities are to be presented as non-current if a classified balance sheet is presented.

(d)	Under US GAAP, depreciation and amortization of intangibles were presented separately in the Company’s consolidated statement of operations. Under IFRS, because the Company elected to present its consolidated statement of operations by function of expense, depreciation is included in Cost of sales and Selling, general and administrative expenses and amortization of intangibles is included in Cost of sales. The amounts of depreciation included in Cost of sales in the Company’s consolidated statements of operations, along with amounts included in Selling, general and administrative expenses are presented in Note 7.
NOTE 5. TRADE ACCOUNTS RECEIVABLE, NET
The Company’s Trade accounts receivable balances were as follows ($000s):

	June 30,	December 31,	January 1,
	2010	2009	2009

Trade accounts receivable	$614,921	$469,008	$686,392
(-) Allowance for doubtful accounts	(8,829)	(8,942)	(8,823)

Trade accounts receivable, net	$606,092	$460,066	$677,569

The aging list of Trade accounts receivable was as follows ($000s):

	June 30,	December 31,
	2010	2009

Current	$467,291	$332,771
Past due (1):
Up to 30 days	84,446	71,447
From 31 to 60 days	16,162	16,568
From 61 to 90 days	3,803	12,821
From 91 to 180 days	12,614	9,157
Above 180 days	30,605	26,244
(-) Allowance for doubtful accounts	(8,829)	(8,942)

	$606,092	$460,066

(1)	As of June 30, 2010 and December 31, 2009, Trade accounts receivable greater than 90 days past due of $38.6 million and $30.5 million, respectively, represented contract receivables and billed retention of PCS. PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. These liens serve as collateral for the related accounts receivable.

The changes in the allowance for doubtful accounts were as follows ($000s):

At January 1, 2009	$(8,823)
Provision for doubtful accounts	(2,864)
Recoveries	(657)
Writeoffs	2,872
Foreign exchange translation	755

At June 30, 2009	(8,717)
Provision for doubtful accounts	(1,755)
Recoveries	(304)
Writeoffs	2,873
Foreign exchange translation	(1,039)

At December 31, 2009	(8,942)
Provision for doubtful accounts	(1,392)
Recoveries	(368)
Writeoffs	1,846
Foreign exchange translation	27

At June 30, 2010	$(8,829)

See Note 13 for a discussion of the Company’s credit risk management activities.
NOTE 6. INVENTORIES
Inventories consisted of the following ($000s):

	June 30,	December 31,	January 1,
	2010	2009	2009

Ferrous and non-ferrous scrap	$150,935	$101,431	$193,577
Raw materials (excluding scrap) and operating supplies	329,462	322,491	423,402
Work-in-process	151,837	112,889	225,767
Finished goods	438,687	277,977	425,022

	$1,070,921	$814,788	$1,267,768

Current	$1,046,141	$814,788	$1,267,768
Non-current	24,780	—	—

	$1,070,921	$814,788	$1,267,768

The Company has non-current inventory related to certain long-term sales contracts, which is included in Other non-current assets in the unaudited interim condensed consolidated balance sheet.
For the three and six months ended June 30, 2009, the Company recorded a $14.6 million and $33.0 million, respectively, charge to cost of sales to write down inventory to net realizable value. No inventory write down was recorded for the three and six months ended June 30, 2010.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
The summary of changes in property, plant and equipment is as follows ($000s):

	Land and	Buildings and	Machinery and	Construction in	Assets held
	improvements	improvements	equipment	progress	for sale	Total
Cost
At January 1, 2009	$174,484	$372,046	$2,034,005	$117,365	$4,301	$2,702,201
Additions	—	—	1,669	52,093	27	53,789
Disposals	(7)	—	(5,188)	—	(288)	(5,483)
Transfers	3,371	6,314	44,652	(54,337)	—	—
Impairment	—	(9,808)	(41,263)	(385)	—	(51,456)
Foreign exchange translation	1,342	3,121	26,546	551	—	31,560

At June 30, 2009	179,190	371,673	2,060,421	115,287	4,040	2,730,611
Additions	—	—	1,114	18,095	36	19,245
Disposals	(138)	(114)	(6,257)	(58)	—	(6,567)
Transfers	(5,061)	13,344	89,959	(98,242)	—	—
Impairment	(2,075)	(11,599)	(59,566)	(1,723)	—	(74,963)
Foreign exchange translation	2,713	6,811	58,264	874	—	68,662

At December 31, 2009	174,629	380,115	2,143,935	34,233	4,076	2,736,988
Additions	—	—	676	17,775	834	19,285
Disposals	(435)	(1,075)	(2,872)	—	(227)	(4,609)
Transfers	9,336	1,461	10,031	(20,828)	—	—
Other	(924)	(283)	19,923	—	—	18,716
Foreign exchange translation	(361)	(909)	(7,667)	(42)	—	(8,979)

At June 30, 2010	$182,245	$379,309	$2,164,026	$31,138	$4,683	$2,761,401

Accumulated depreciation
At January 1, 2009	$14,013	$66,162	$820,555	$—	$—	$900,730
Depreciation	2,845	7,844	94,404	—	—	105,093
Disposals	(2)	—	(2,763)	—	—	(2,765)
Impairment	—	(1,980)	(18,751)	—	—	(20,731)
Foreign exchange translation	32	1,117	16,332	—	—	17,481

At June 30, 2009	16,888	73,143	909,777	—	—	999,808
Depreciation	3,055	7,942	94,316	—	—	105,313
Disposals	(11)	(45)	(4,304)	—	—	(4,360)
Impairment	(1,192)	(2,188)	(20,151)	—	—	(23,531)
Foreign exchange translation	70	2,501	36,335	—	—	38,906

At December 31, 2009	18,810	81,353	1,015,973	—	—	1,116,136
Depreciation	2,636	7,772	83,029	—	—	93,437
Disposals	(5)	(309)	(2,089)	—	—	(2,403)
Other	(924)	(283)	19,923	—	—	18,716
Foreign exchange translation	(15)	(375)	(5,350)	—	—	(5,740)

At June 30, 2010	$20,502	$88,158	$1,111,486	$—	$—	$1,220,146

Carrying amount
At December 31, 2009	$155,819	$298,762	$1,127,962	$34,233	$4,076	$1,620,852

At June 30, 2010	$161,743	$291,151	$1,052,540	$31,138	$4,683	$1,541,255

For the three months ended June 30, 2010 and 2009, $43.9 million and $50.4 million, respectively, of depreciation expense was charged to Cost of sales and $2.8 million and $2.4 million, respectively, was charged to Selling, general and administrative expenses. For the six months ended June 30, 2010 and 2009, $87.9 million and $99.9 million, respectively, of depreciation expense was charged to Cost of sales and $5.5 million and $5.2 million, respectively, was charged to Selling, general and administrative expenses.
As discussed in Note 22, during the second quarter of 2009, the Company announced its plan to stop production at certain facilities in the third quarter of 2009. These actions resulted in an indication of impairment of the property, plant and equipment at the affected facilities and, as such, the assets were tested for impairment. As a result of the impairment tests, the Company recorded an impairment charge of $30.7 million, related to the property, plant and equipment at these facilities for the three and six months ended June 30, 2009. The recoverable amounts derived for the property, plant and equipment assets were based on the assets’ fair value less costs to sell. The Company used unobservable market inputs based on the assumptions that market participants would use in pricing such assets to determine the fair value less costs to sell.
See Note 16 for purchase obligations related to capital expenditure projects in progress.
NOTE 8. GOODWILL AND INTANGIBLE ASSETS
The following table summarizes the changes in goodwill by reportable segment ($000s):

			Downstream
	Total	Steel mills	products
Cost at January 1, 2009 (1)	$1,957,029	$1,778,729	$178,300
Foreign exchange translation	1,691	1,691	—

Cost at June 30, 2009	1,958,720	1,780,420	178,300
Foreign exchange translation	3,378	3,378	—

Cost at December 31, 2009	1,962,098	1,783,798	178,300
Foreign exchange translation	(447)	(447)	—

Cost at June 30, 2010	$1,961,651	$1,783,351	$178,300

(1)	As required by IFRS 3(R), the January 1, 2009 amounts have been adjusted retrospectively for purchase price adjustments made under IFRS in 2009 related to acquisitions made in 2008.
The following table summarizes the changes in Intangibles assets ($000s):

	Customer	Patent			Non-compete
	relationships	technology	Order backlog	Trade name	agreements	Total
Cost
At January 1, 2009	$572,380	$29,220	$29,272	$5,505	$8,144	$644,521
Foreign exchange translation	—	—	—	—	14	14

At June 30, 2009	572,380	29,220	29,272	5,505	8,158	644,535
Foreign exchange translation	—	—	—	—	28	28

At December 31, 2009	572,380	29,220	29,272	5,505	8,186	644,563
Foreign exchange translation	—	—	—	—	(3)	(3)

At June 30, 2010	$572,380	$29,220	$29,272	$5,505	$8,183	$644,560

Accumulated amortization
At January 1, 2009	$94,826	$7,555	$21,862	$1,917	$2,625	$128,785
Amortization charges	24,647	2,907	3,995	550	999	33,098
Foreign exchange translation	—	—	—	—	27	27

At June 30, 2009	119,473	10,462	25,857	2,467	3,651	161,910
Amortization charges	24,760	2,907	3,411	550	1,010	32,638
Foreign exchange translation	—	—	—	—	12	12

At December 31, 2009	144,233	13,369	29,268	3,017	4,673	194,560
Amortization charges	25,189	2,906	4	459	1,000	29,558
Foreign exchange translation	—	—	—	—	(4)	(4)

At June 30, 2010	$169,422	$16,275	$29,272	$3,476	$5,669	$224,114

Carrying amount
At December 31, 2009	$428,147	$15,851	$4	$2,488	$3,513	$450,003

At June 30, 2010	$402,958	$12,945	$—	$2,029	$2,514	$420,446

Estimated useful lives	11 to 15 years	5 to 16 years	—	5 years	2 to 5 years
For the three months ended June 30, 2010 and 2009, the Company recorded amortization expense related to its intangible assets of $14.9 million and $16.5 million, respectively. For the six months ended June 30, 2010 and 2009, the Company recorded amortization expense related to its intangible assets of $29.6 million and $33.1 million, respectively. The amortization expense was included in cost of sales in the Company’s unaudited interim condensed consolidated statements of operations.

Long-lived assets impairment test, including goodwill
The most recent reporting date in which the Company tested long-lived assets (including goodwill) for impairment was as of December 31, 2009 due to facts and circumstances indicating that the carrying amount of goodwill may not be recoverable. The Company’s goodwill resides in multiple cash generating units. The Company’s cash generating unit groups with significant balances of goodwill include Long Products, which consists of all facilities within the steel mills segment, PCS and the Rebar Fabrication Group, which are both within the downstream segment. As of December 31, 2009, the date the long-lived asset impairment test was performed, the Long Products, Rebar Fabrication Group and PCS cash generating unit groups had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. There were no significant differences between the carrying values and recoverable amounts of the Company’s cash generating unit groups under IFRS and its reporting units under US GAAP (as reported in the Company’s US GAAP financial statements for the year ended December 31, 2009). As a result, consistent with US GAAP, the Company’s impairment analysis under IFRS as of December 31, 2009 indicated that the recoverable amount of the net assets of each cash generating unit group significantly exceeded its respective carrying value and, therefore, no indication of impairment existed. Also consistent with US GAAP disclosures as of December 31, 2009, the Company performed a sensitivity analysis to determine the likelihood of impairment assuming reasonably possible changes in certain key valuation assumptions. The Company performed an analysis assuming a .50% increase in discount rate and then an analysis assuming a decrease of .50% in long-term growth rate. Both analyses indicated that each cash generating unit group’s recoverable amount would still significantly exceed its respective carrying value.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s cash generating units (or group of cash generating units), which could trigger additional impairment of goodwill in future periods.
May 31, 2009 Impairment Tests
As a result of certain triggering events, the Company performed an impairment test for all of its groups of cash generating units as of May 31, 2009. Long-lived assets, included goodwill, were included in these groups of cash generating units and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment tests as the recoverable amount of each of these other groups of cash generating units was significantly in excess of its respective carrying value. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the cash generating unit groups were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the groups of cash generating units.
Transition date impairment test
In accordance with IFRS 1, the Company was required to perform an impairment test of its long-lived assets, including goodwill as of January 1, 2009 (the Company’s transition date to IFRS). The Company’s impairment analysis as of January 1, 2009 indicated that the recoverable amount of the net assets of each cash generating unit exceeded its respective carrying value and, therefore, no indication of impairment existed.
NOTE 9. INVESTMENTS IN JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings (loss) has been included in the consolidated statement of operations.

The following table summarizes the results of these companies’ financial statements in which the Company owns 50% ($000s):

	Three Months Ended June 30,
	2010	2009
Sales	$303,145	$114,013
Cost of sales	254,512	112,843
Net operating income (loss)	36,851	(9,896)
Net income (loss)	36,172	(10,512)

	Six Months Ended June 30,
	2010	2009
Sales	$547,230	$237,504
Cost of sales	470,552	242,303
Net operating income (loss)	52,994	(27,138)
Net income (loss)	51,524	(31,000)
NOTE 10. INCOME TAXES
The Company’s income tax provision is based on the statutory tax rates and income (loss) in the respective tax jurisdictions where the Company conducts business. The Company’s income tax benefit differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income (loss) before income taxes, as follows ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Tax provision at Canadian statutory rates (30.0% and 31.0% for 2010 and 2009, respectively)	$14,857	$(28,482)	$20,998	$(48,795)
Increased (decreased) by the tax effect of:
Tax exempt income	(9,280)	(9,758)	(18,251)	(21,532)
Effect of different rates in foreign jurisdictions	(1,039)	(9,159)	(681)	(14,937)
Deduction related to domestic production activities	(665)	—	(665)	—
Change in substantially enacted tax rates	435	1,025	984	1,012
Stock-based compensation	(429)	(1,634)	(501)	(844)
Net change in deferred tax asset of tax loss and credit carryovers	27	9,954	(1,458)	13,910
Noncontrolling interest	285	(247)	592	364
Other, net	(457)	(1,973)	(992)	(1,528)

Income tax expense (benefit)	$3,734	$(40,274)	$26	$(72,350)

Current	$14,915	$(36,063)	$23,741	$(66,426)
Deferred	(11,181)	(4,211)	(23,715)	(5,924)

	$3,734	$(40,274)	$26	$(72,350)

As of June 30, 2010 and December 31, 2009, the Company had a deferred tax asset of $42.0 million and $36.3 million, respectively, for tax loss carry forwards in Canada. The Company believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income prior to the expiration of the loss carry forward period, the reversal of net deferred tax liabilities, and various tax planning strategies that could be implemented, if necessary. Historically, the Company has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards. However, the amount of deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.
As of June 30, 2010 and December 31, 2009, the Company had $81.0 million and $80.4 million, respectively, of capital losses that have not been recognized in the Company’s unaudited interim condensed consolidated balance sheets. These losses relate primarily to the writedown of the Company’s long-term investments and currently have no expiration date. The Company had various cumulative state tax losses of $137.5 million and $136.5 million as of June 30, 2010 and December 31, 2009, respectively, which expire on various dates between 2010 and 2029. The Company also had $34.0 million and $33.0 million of state tax credits as of June 30, 2010 and December 31, 2009, respectively, that have not been recognized in the Company’s unaudited interim condensed consolidated balance sheet. These credits will expire on various dates between 2015 and 2018 with the exception of $7.8 million of recycling and investment credits which have no expiration date.

NOTE 11. RELATED-PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies including Gerdau S.A. and subsidiaries (“Gerdau S.A.”), the Company’s majority shareholder and ultimate controlling party. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
The related party transactions consisted of the following ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Gerdau S.A.:
Sales	$63,823	$20,703	$93,829	$23,594
Purchases	170	—	5,373	2,812
Interest expense — affiliated (1)	12,180	—	24,360	—
PCS:
Leases with entities controlled by PCS management	800	1,541	1,609	3,058
Gain on redeemable noncontrolling interest	5,014	6,062	4,560	5,487

	June 30,	December 31,
	2010	2009

Receivables from Gerdau S.A.	$36,330	$10,303

(1)	The interest expense — affiliated is related to the $610.0 million affiliated loan agreement discussed in Note 12.
Key management personnel are comprised of the Company’s directors and executive officers. Key management compensation was as follows ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Key management compensation:
Salaries and other short-term employee benefits	$702	$761	$2,738	$5,958
Directors’ fees	120	63	205	152
Post-employment benefits	6	—	40	25
Share-based payments	1,907	1,383	3,094	1,584

	$2,735	$2,207	$6,077	$7,719

Salaries and other short-term employee benefits include cash payments for employee base salaries and bonuses, and other short-term cash payments. Directors’ fees consist of cash payments for meeting fees, committee chairman fees, and retainers. Post-employment benefits include Company contributions to the Company’s defined contribution plan (401k). Share-based payments includes the intrinsic value of awards exercised during the period as well as the intrinsic value of shares vested during the period related to the Chief Executive Officer’s long-term incentive arrangement. Key management personnel did not receive termination benefits or other long-term benefits during the three and six months ended June 30, 2010 and 2009.
NOTE 12. DEBT
Non-Affiliated Debt
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between 2012 and 2013. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At June 30, 2010 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.

In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provided temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of June 30, 2010, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 6.8:1.0. For the twelve months ended June 30, 2010, Gerdau S.A.’s consolidated EBITDA was R$5.7 billion, and net interest expense was R$0.8 billion. As of June 30, 2010, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 1.8:1.0 and consolidated net debt was R$10.4 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s interest payment in March 2010 was based on this higher interest rate. The September 2010 interest payment will also be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were not to meet the original covenants and also have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three nonconsecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending March 9, 2010, the export receivables were $233.1 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $25.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at June 30, 2010.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at June 30, 2010.

At June 30, 2010 and December 31, 2009, there were no loans outstanding under these facilities, and there were $70.3 million and $66.3 million, respectively, of letters of credit outstanding under these facilities. At June 30, 2010 and December 31, 2009, approximately $498.4 million and $420.2 million, respectively, were available under the Senior Secured Credit Facility.
Other debt: The Company had other outstanding debt as of June 30, 2010 and December 31, 2009 primarily related to industrial revenue bonds and capital expenditure financing. The terms and amounts outstanding related to these borrowings are presented below.
Affiliated Debt
In November 2009, the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the borrower, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010.
The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s U.S. operating subsidiaries and contains customary covenants that limit the ability of the borrowers and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
Debt includes the following ($000s):

	June 30,	December 31,	January 1,
	2010	2009	2009
Non-affiliated debt:
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2012 (1)	$690,000	$690,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2013 (1)	1,000,000	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	—	—	403,976
Industrial Revenue Bonds, bearing interest of 0.35% to 5.30%, due through May 2037	46,800	46,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	12,319	13,859	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	60	116	112

Total non-affiliated debt	1,749,179	1,750,775	3,069,887
Less short-term debt — non-affiliated	(3,140)	(3,174)	(1,893)
Less deferred financing cost — non-affiliated	(22,675)	(25,795)	(35,170)

Long-term debt — non-affiliated	1,723,364	1,721,806	3,032,824

Affiliated debt:
Affiliated debt, bearing interest of 7.95%, due January 2020	610,000	610,000	—
Less deferred financing cost — affiliated	(3,322)	(3,289)	—

Long-term debt — affiliated	606,678	606,711	—

Total Long-term debt	$2,330,042	$2,328,517	$3,032,824

(1)	The Term Loan Facility has semi-annual debt repayments beginning March 2012 based on the Loan amortization schedule within the Term Loan Facility agreement.
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. See Note 13 for a maturity analysis of the Company’s borrowings based on contractual maturities.
For the three months ended June 30, 2010 and 2009, the Company recorded amortization of deferred financing costs of $2.4 million and $3.0 million, respectively. For the six months ended June 30, 2010 and 2009, the Company recorded amortization of deferred financing costs of $4.8 million and $5.8 million, respectively, which are included in interest expense — non-affiliated and affiliated in the Company’s unaudited interim condensed consolidated statements of operations.

NOTE 13. FINANCIAL INSTRUMENTS AND RISK FACTORS
The Company enters into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. The Company’s financial instruments consist mainly of:
•	Cash and cash equivalents

•	Restricted cash

•	Short-term investments

•	Trade accounts receivable, net

•	Long-term investments

•	Trade accounts payable

•	Short-term debt — non-affiliated

•	Long-term debt — non-affiliated

•	Long-term debt — affiliated

•	Derivative financial instruments; and

•	Redeemable noncontrolling interest
The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale.
     (a) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are measured at amortized cost and included in current assets. The Company’s loans and receivables comprise Cash and cash equivalents, Restricted cash and Accounts receivable, net in the unaudited interim condensed consolidated balance sheet.
     (b) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. As of June 30, 2010, December 31, 2009 and January 1, 2009, the Company has the following available-for-sale financial assets:
Short-term investments — The Company invests excess cash in short-term investments that are comprised of US government treasury bills, US government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions.
Long-term investments — In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are categorized as available-for-sale. These securities became illiquid in 2007 and the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell its remaining auction rate securities when liquidity returns to the market for these securities, these investments are classified as a non-current asset.
The Company classifies its financial liabilities in the following categories: at fair value recognized through earnings, derivatives used for hedging and other financial liabilities.
     (a) Liabilities at fair value recognized in earnings
Liabilities at fair value recognized in earnings represent the Company’s redeemable noncontrolling interest which is included in non-current liabilities. This liability represents the present value of the expected redemption amount of the noncontrolling interest.
     (b) Derivatives used for hedging
Derivatives used for hedging includes the fair value of the Company’s cash flow hedges which is included in Other non-current liabilities.
     (c) Other financial liabilities
Other financial liabilities at amortized cost includes the Company’s Trade accounts payable, Short-term debt — non-affiliated, Long-term debt — non-affiliated and Long-term debt — affiliated.

The following table is a summary of the Company’s financial instruments by category ($000s):

				Liabilities at
				fair value	Derivatives	Other
		Loans and	Available-for-	recognized in	used for	financial
June 30, 2010	Note	receivables	sale	earnings	hedging	liabilities	Total

Cash and cash equivalents		$340,391	$—	$—	$—	$—	$340,391
Restricted cash		1,700	—	—	—	—	1,700
Short-term investments		—	199,935	—	—	—	199,935
Trade accounts receivable, net	5	606,092	—	—	—	—	606,092
Long-term investments		—	25,996	—	—	—	25,996
Trade accounts payable		—	—	—	—	304,396	304,396
Short-term debt — non-affiliated	12	—	—	—	—	3,140	3,140
Long-term debt — non-affiliated	12	—	—	—	—	1,723,364	1,723,364
Long-term debt — affiliated	12	—	—	—	—	606,678	606,678
Derivative financial instruments		—	—	—	51,311	—	51,311
Redeemable noncontrolling interest		—	—	21,531	—	—	21,531

Total		$948,183	$225,931	$21,531	$51,311	$2,637,578	$3,884,534

				Liabilities at
				fair value	Derivatives	Other
		Loans and	Available-for-	recognized in	used for	financial
December 31, 2009	Note	receivables	sale	earnings	hedging	liabilities	Total

Cash and cash equivalents		$631,293	$—	$—	$—	$—	$631,293
Restricted cash		1,691	—	—	—	—	1,691
Short-term investments		—	25,000	—	—	—	25,000
Trade accounts receivable, net	5	460,066	—	—	—	—	460,066
Long-term investments		—	28,538	—	—	—	28,538
Trade accounts payable		—	—	—	—	173,385	173,385
Short-term debt — non-affiliated	12	—	—	—	—	3,174	3,174
Long-term debt — non-affiliated	12	—	—	—	—	1,721,806	1,721,806
Long-term debt — affiliated	12	—	—	—	—	606,711	606,711
Derivative financial instruments		—	—	—	37,822	—	37,822
Redeemable noncontrolling interest		—	—	32,439	—	—	32,439

Total		$1,093,050	$53,538	$32,439	$37,822	$2,505,076	$3,721,925

				Liabilities at
				fair value	Derivatives	Other
		Loans and	Available-for-	recognized in	used for	financial
January 1, 2009	Note	receivables	sale	earnings	hedging	liabilities	Total

Cash and cash equivalents		$482,535	$—	$—	$—	$—	$482,535
Short-term investments		—	205,817	—	—	—	205,817
Trade accounts receivable, net	5	677,569	—	—	—	—	677,569
Long-term investments		—	33,189	—	—	—	33,189
Trade accounts payable		—	—	—	—	151,984	151,984
Short-term debt — non-affiliated	12	—	—	—	—	1,893	1,893
Long-term debt — non-affiliated	12	—	—	—	—	3,032,824	3,032,824
Derivative financial instruments		—	—	—	63,005	—	63,005
Redeemable noncontrolling interest		—	—	46,927	—	—	46,927

Total		$1,160,104	$239,006	$46,927	$63,005	$3,186,701	$4,695,743

Fair Value Estimation
IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS 7 describes the three levels of information to be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Significant inputs other than within level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 — Inputs for the assets or liabilities that are observable and require management assumptions or inputs from unobservable markets.
As of June 30, 2010, December 31, 2009 and January 1, 2009, the Company had certain financial assets and liabilities that were required to be measured at fair value on a recurring basis. These included the Company’s available-for-sale financial assets (Short-term and Long-term investments), derivative financial instruments and Redeemable noncontrolling interest.
The Company’s Short-term investments consisted of the items as identified above under (b) Available-for-sale financial assets. The fair values of the US and Canadian government treasury bills were determined based on observed prices in publicly quoted markets. Therefore the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets or derived from information available in publically quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these Short-term investments. The changes in the fair value of the Company’s Short-term investments recognized in Other comprehensive income in the Company’s unaudited interim condensed consolidated balance sheets was insignificant for the three and six months ended June 30, 2010 and 2009.
The Company’s auction rate security instruments, which were classified as Long-term investments at June 30, 2010, December 31, 2009 and January 1, 2009, were reflected at fair value. The fair values of these securities were estimated utilizing valuation models including those based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of June 30, 2010, December 31, 2009 and January 1, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments. There were no changes in the fair value of the Company’s Long-term investments for the three and six months ended June 30, 2010 and 2009. During the six months ended June 30, 2010, the Company sold Long-term investments with a carrying value of $2.5 million and recognized a Realized gain on investments of $2.5 million. No available-for-sale financial assets were sold during the three months ended June, 30, 2010. During the three and six months ended June 30, 2009, the Company received $0.8 million of principal on the Long-term investments.
The Company’s derivative financial instruments consist of interest rate swaps. See “Derivative financial instruments” within this note for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. During the three and six months ended June 30, 2010, the fair value of the Company’s derivative financial instruments liability increased and, as a result, the Company recognized a loss in Other comprehensive income in the Company’s unaudited interim condensed consolidated balance sheets of $6.2 million and $13.5 million, respectively. During the three and six months ended June 30, 2009, the fair value of the Company’s derivative financial instruments liability decreased and, as a result, the Company recognized a gain in Other comprehensive income in the Company’s unaudited interim condensed consolidated balance sheets of $13.9 million and $34.6 million, respectively.
The Company’s Redeemable noncontrolling interest represents the Company’s option to purchase the remaining 16% noncontrolling interest in PCS and is a financial liability measured at fair value. The fair value is derived based on an agreed-upon valuation method (redemption amount). The inputs used in deriving the redemption amount are based on actual and forecasted EBITDA. Because these inputs are based on assumptions about observable market data, the Company utilized level 3 inputs to measure the fair market value of the Redeemable noncontrolling interest. Changes in the credit risk of the liability had no significant impact on the change in fair value during the six months ended June 30, 2010 and 2009. During the three and six months ended June 30, 2010, the fair value of the Company’s Redeemable noncontrolling interest decreased and, as a result, the Company recognized a gain of $5.0 and $4.6 million, respectively. The fair value of the Company’s Redeemable noncontrolling interest also decreased during the three and six months ended June 30, 2009 and, as a result, the Company recognized a gain of $6.1 million and $5.5 million, respectively. These gains are included in Gain on redeemable noncontrolling interest in the Company’s unaudited interim condensed consolidated statements of operations.

The Company’s financial assets and liabilities measured at fair value at June 30, 2010, December 31, 2009 and January 1, 2009 were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)
As of June 30, 2010:
Assets:
Short-term investments	$199,935	$—	$199,935	$—
Long-term Investments	25,996	—	—	25,996
Liabilities:
Derivative financial instruments	$51,311	$—	$51,311	$—
Redeemable noncontrolling interest	21,531	—	—	21,531

As of December 31, 2009:
Assets:
Short-term investments	$25,000	$—	$25,000	$—
Long-term Investments	28,538	—	—	28,538
Liabilities:
Derivative financial instruments	$37,822	$—	$37,822	$—
Redeemable noncontrolling interest	32,439	—	—	32,439

As of January 1, 2009:
Assets:
Short-term investments	$205,817	$74,980	$130,837	$—
Long-term Investments	33,189	—	—	33,189
Liabilities:
Derivative financial instruments	$63,005	$—	$63,005	$—
Redeemable noncontrolling interest	46,927	—	—	46,927

The following table summarizes the changes in fair value for the level 3 financial assets and liabilities ($000s):

Long-term Investments
At January 1, 2009	$33,189
Principal receipts	(775)

At June 30, 2009	32,414

Realized gain on investments, net	3,244
Sales of long-term investments	(7,120)

At December 31, 2009	28,538

Realized gain on investments	2,528
Sales of long-term investments	(5,070)

At June 30, 2010	$25,996

Redeemable noncontrolling interest
At January 1, 2009	$46,927
Undistributed loss of noncontrolling interest	(4,768)
Gain on redeemable noncontrolling interest	(5,487)

At June 30, 2009	36,672

Undistributed loss of noncontrolling interest	(1,952)
Gain on redeemable noncontrolling interest	(2,281)

At December 31, 2009	32,439

Undistributed loss of noncontrolling interest	(6,348)
Gain on redeemable noncontrolling interest	(4,560)

At June 30, 2010	$21,531

The fair value of the Company’s total debt was $2.3 billion, $2.2 billion and $2.6 billion as of June 30, 2010, December 31, 2009 and January 1, 2009, respectively. At June 30, 2010 and December 31, 2009, the fair value of the Company’s debt was determined by the present value of future payments based on interest rate conditions as of that time. At January 1, 2009, fair values of the floating rate debt were determined by the present value of future payments based on interest rate conditions at that time and those of the fixed rate debt were estimated based on quoted market prices.
The carrying value of Cash and cash equivalents, Restricted cash, Trade accounts receivable, net and Trade accounts payable in the unaudited interim condensed consolidated balance sheets approximated fair value.
Financial Risk Management
The Company’s business activities expose it to a variety of financial risks: commodities price risk, interest rate risk, foreign exchange rate risk, credit risk, capital management risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge its interest rate risk exposures.
Financial risk management is carried out by a central treasury function under policies approved by the Board of Directors. The function identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific risk areas.
(a) Commodities price risk
This risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the production process. The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations. In order to minimize this risk, the Company constantly monitors price developments in the domestic and international markets.

(b) Interest rate risk
This risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating between variable (such as LIBOR) and fixed rates when issuing debt. The Company has entered into interest rate swaps to reduce its exposure to interest rate risk. See “Derivative financial instruments” below for further discussion of the Company’s interest rate swaps.
(c) Foreign exchange rate risk
This risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. The Company currently does not use any hedging program to manage this risk.
(d) Credit risk
This risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize collection risk related to the Company’s Trade accounts receivable, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. In relation to cash investments, the Company invests solely in high-quality financial institutions, as assessed by rating agencies. The Company’s investment policy limits the maximum amount which can be invested in any financial institution.
The Company’s maximum exposure to credit risk related to each of its financial assets (Cash and cash equivalents, Trade accounts receivable, Short-term investments and Long-term investments) is its carrying amount.
(e) Capital management risk
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or debt or sell assets to reduce debt. The Company is not subject to capital requirements imposed by regulatory authorities.

(f) Liquidity risk
The Company’s principal sources of liquidity are cash generated from its operations and borrowings under its secured credit facility. The Company monitors its levels of cash, credit lines and debt and takes appropriate actions to ensure it has sufficient cash to meet operational needs while ensuring compliance with covenants. The table below analyzes the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The maturity amounts disclosed in the table are the contractual undiscounted cash flows. ($000s):

June 30, 2010	Total	2010	2011	2012	2013	2014	Thereafter

Trade accounts payable	$304,396	$304,396	$—	$—	$—	$—	$—
Short-term debt — non-affiliated	3,140	1,586	1,554	—	—	—	—
Long-term debt — non-affiliated (1)	1,746,039	—	1,539	1,193,080	503,080	5,340	43,000
Long-term debt — affiliated (1)	610,000	—	—	—	—	—	610,000
Derivative financial liabilities	62,983	15,365	25,152	17,284	5,182	—	—
Redeemable noncontrolling interest (2)	23,642	—	23,642	—	—	—	—

December 31, 2009	Total	2010	2011	2012	2013	2014	Thereafter

Trade accounts payable	$173,385	$173,385	$—	$—	$—	$—	$—
Short-term debt — non-affiliated	3,174	3,174	—	—	—	—	—
Long-term debt — non-affiliated (1)	1,747,601	—	3,101	1,193,080	503,080	5,340	43,000
Long-term debt — affiliated (1)	610,000	—	—	—	—	—	610,000
Derivative financial liabilities	47,132	28,205	16,747	3,523	(1,343)	—	—
Redeemable noncontrolling interest (2)	35,935	—	35,935	—	—	—	—

January 1, 2009	Total	2009	2010	2011	2012	2013	Thereafter

Trade accounts payable	$151,984	$151,984	$—	$—	$—	$—	$—
Short-term debt — non-affiliated	1,893	1,893	—	—	—	—	—
Long-term debt — non-affiliated (1)	3,067,994	—	3,420	1,132,374	1,378,380	503,480	50,340
Derivative financial liabilities	65,923	13,420	25,250	14,651	9,084	3,518	—
Redeemable noncontrolling interest (2)	53,991	—	—	53,991	—	—	—

(1)	Long-term debt is shown gross of deferred financing costs.

(2)	The call/put option underlying the redeemable noncontrolling interest can be exercised by the Company/noncontrolling interest beginning November 1, 2011, but is not required to be exercised by either party. For purposes of the maturity table, the Company has assumed that either the call or put will be exercised on November 1, 2011.
Sensitivity Analysis
Foreign currency sensitivity analysis
If the US dollar had strengthened by 5% against the Canadian dollar at June 30, 2010 and 2009, with all other variables held constant, the impact on the Company’s pre-tax earnings would have been an increase of approximately $4.8 million and $10.7 million for the three months ended June 30, 2010 and 2009, respectively, and approximately $4.4 million and $9.8 million for the six months ended June 30, 2010 and 2009, respectively, as a result of foreign exchange gains/losses on translation of US dollar-denominated monetary items. The effect on equity of a 5% strengthening of the US Dollar at June 30, 2010 and December 31, 2009 would have been a decrease of $26.3 million and $26.1 million, respectively. If the US dollar had weakened by 5%, the effect on pre-tax earnings and equity would be approximately equal and opposite. The Company does not use derivatives to hedge foreign currency risk.
Interest rate sensitivity analysis — variable-rate debt and derivative instruments
An increase of 100 basis points (1%) in interest rates at June 30, 2010 and June 30, 2009 would have increased interest expense recorded by the Company related to its variable-rate debt by approximately $1.8 million and $4.1 million for the three months ended June 30, 2010 and 2009, respectively, and approximately $3.6 million and $8.2 million for the six months ended June 30, 2010 and 2009, respectively. A corresponding decrease in respective interest rates would have an approximately equal and opposite effect. This analysis considers the effect on interest expense of the Company’s derivative instruments which are hedging the Company’s exposure to interest rate risk.
Additionally, for the Company’s derivative instruments (interest rate swaps), changes in fair value are recorded in other comprehensive income within shareholders’ equity (assuming no ineffectiveness). An increase of 100 basis points in interest rates at June 30, 2010 and December 31, 2009 would have increased the fair value of the Company’s interest rate swaps and, therefore, total shareholders’ equity by approximately $27.3 million and $31.2 million (on a pre-tax basis), respectively.

Commodity price risk sensitivity analysis
The Company operates in a commodities market and has risk exposure associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process. The Company performed a sensitivity analysis which considers the effects of an increase or of a reduction of 1% on both prices. The impact on the Company’s pre-tax earnings and equity considering an increase in the price of products sold and raw materials and other inputs would have been a increase of approximately $4.1 million and $6.1 million for the three months ended June 30, 2010 and 2009, respectively, and approximately $7.1 million and $12.3 million for the six months ended June 30, 2010 and 2009, respectively. A corresponding reduction in both prices would have an approximate equal and opposite effect on pre-tax earnings and equity. The Company does not hedge commodity price risk.
Derivative financial instruments
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. As discussed in Note 2, the Company’s hedges are designated and qualify for accounting purposes as cash flow hedges.
(a) Cash flow hedges
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%.
The fair value of the Company’s derivative financial instruments designated as hedging instruments is included in the Other non-current liabilities line item in the Company’s unaudited interim condensed consolidated balance sheets. Fair value estimates and amounts recorded for derivatives designated as hedging instruments as of June 30, 2010, December 31, 2009 and January 1, 2009, respectively, are summarized above under “Fair value estimation”.
The following table summarizes the effect of cash flow derivative instruments on the Company’s unaudited interim condensed consolidated statements of operations for the three and six months ended June 30, 2010 and 2009 ($000s):

	Amount of (Loss) Gain Recognized				Amount of Loss Reclassified from
	in Other Comprehensive Income				Other Comprehensive Income into
	(Effective Portion)				Earnings (Effective Portion) (a)
	Three Months Ended June 30,				Three Months Ended June 30,
	2010		2009		2010	2009

Interest rate derivative contracts	$(3,833)	*	$8,470	*	$7,693	$4,103

	Amount of (Loss) Gain Recognized				Amount of Loss Reclassified from
	in Other Comprehensive Income				Other Comprehensive Income into
	(Effective Portion)				Earnings (Effective Portion) (a)
	Six Months Ended June 30,				Six Months Ended June 30,
	2010		2009		2010	2009

Interest rate derivative contracts	$(8,296)	*	$21,105	*	$14,822	$5,679

*	Net of tax

(a)	Amounts related to interest rate derivatives are included in Interest expense.
There was no ineffectiveness recorded as interest expense for the three and six months ended June 30, 2010 and 2009.
The Company is not required to post assets as collateral for its derivatives.

NOTE 14. RETIREMENT BENEFIT OBLIGATIONS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. However, IAS 19 requires the Company to remeasure its retirement benefit obligations at an interim reporting date if material changes occurred since the Company’s last remeasurement date. The Company has not remeasured its retirement benefit obligations as of June 30, 2010.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s interim unaudited condensed consolidated statements of operations ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
Components of net periodic benefit cost:
Service cost	$4,413	$5,932	$355	$614
Interest cost	10,912	10,171	2,024	1,834
Past service cost	7,428	354	—	—
Curtailment gains	—	(228)	—	(1,200)
Expected return on plan assets	(10,869)	(7,792)	—	—

Net periodic benefit cost	$11,884	$8,437	$2,379	$1,248

	Pension Benefits		Other Benefit Plans
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Components of net periodic benefit cost:
Service cost	$9,984	$12,096	$833	$1,255
Interest cost	21,834	20,496	3,961	3,649
Past service cost	7,428	354	—	—
Curtailment gains	—	(228)	—	(1,200)
Expected return on plan assets	(21,350)	(15,690)	—	—

Net periodic benefit cost	$17,896	$17,028	$4,794	$3,704

Of the total net periodic benefit cost for the three and six months ended June 30, 2010, $10.6 million and $16.7 million, respectively, were included in Cost of sales and $3.7 million and $6.0 million, respectively, were included in Selling, general and administrative expenses in the Company’s unaudited interim condensed consolidated statements of operations. For the three and six months ended June 30, 2009, $9.5 million and $18.7 million, respectively, were included in Cost of sales, $1.6 million and $3.4 million, respectively, were included in Selling, general and administrative expenses and ($1.4) million was included in Other operating (income) expense, for both periods, in the Company’s unaudited interim condensed consolidated statements of operations.
The Company contributed $69.0 million and $68.4 million to its defined benefit pension plans for the six months ended June 30, 2010 and 2009, respectively. The Company expects to contribute an additional $7.6 million during the remainder of fiscal year 2010. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.

NOTE 15. PROVISIONS
The table below provides a summary of changes in Provisions ($000s):

	Environmental	Accrued workers
	remediation	compensation	Total

At January 1, 2009	$26,151	$26,952	$53,103
Provision adjustment charged to earnings	(97)	5,804	5,707
Cash payments	(617)	(5,354)	(5,971)
Foreign exchange translation and other movements	—	193	193

At June 30, 2009	25,437	27,595	53,032
Provision adjustment charged to earnings	1,220	9,179	10,399
Cash payments	(548)	(6,829)	(7,377)
Foreign exchange translation and other movements	—	275	275

At December 31, 2009	26,109	30,220	56,329
Provision adjustment charged to earnings	578	9,390	9,968
Cash payments	(867)	(6,894)	(7,761)
Foreign exchange translation and other movements	—	307	307

At June 30, 2010	$25,820	$33,023	$58,843

	Current	Non-current	Total
At June 30, 2010	$38,510	$20,333	$58,843
At December 31, 2009	35,126	21,203	56,329
At January 1, 2009	34,551	18,552	53,103
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
Environmental remediation
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs. Additional accruals or reversals of accruals are recorded in the Company’s unaudited interim condensed consolidated statements of operations in Other operating (income) expense, net.
Accrued workers’ compensation
The Company provides workers’ compensation benefits to employees who suffer injuries while performing their job duties. The Company is self-insured up to a maximum limit, over which, they are then covered by a third party insurer. The accrued workers’ compensation liability represents the present value of the Company’s future expected payouts for both reported claims and incurred but not reported claims and is included within Accrued salaries, wages, and employee benefits in the unaudited interim condensed consolidated balance sheets. Additional accruals or reversals of accruals are recorded in the Company’s unaudited interim condensed consolidated statements of operations in either Cost of sales or Selling, general and administrative expenses.

NOTE 16. COMMITMENTS
Operating Lease Commitments
The Company leases certain machinery, equipment and real property under non-cancelable operating leases. The future aggregate minimum lease payments under non-cancelable operating leases are as follows ($000s):

	June 30,	December 31,
	2010	2009

No later than 1 year	$21,233	$21,757
Later than 1 year and no later than 5 years	64,102	68,561
Later than 5 years	11,029	15,389

	$96,364	$105,707

Total rent expense related to operating leases was $7.0 million and $14.2 million for the three and six months ended June 30, 2010, respectively. Total rent expense related to operating leases was $7.5 million and $16.5 million for the three and six months ended June 30, 2009, respectively.
Capital Expenditure Commitments
The Company has contractual purchase obligations for capital expenditures in progress of $63.1 million and $37.0 million as of June 30, 2010 and December 31, 2009, respectively.
Service Commitments
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 17. CONTINGENCIES
In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
The Company is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Although there can be no assurance that any particular claim will be resolved in the Company’s favor, the Company does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Company.
NOTE 18. SHAREHOLDERS’ EQUITY
Changes in the Company’s capital stock were as follows ($000s):

	Number of	Share
	shares	premium

At January 1, 2009	433,004,253	$2,531,516
Employee stock options exercised and stock compensation expense	299,078	4,118

At June 30, 2009	433,303,331	2,535,634
Employee stock options exercised and stock compensation expense	11,478	249

At December 31, 2009	433,314,809	2,535,883
Employee stock options exercised and stock compensation expense	430,680	3,944

At June 30, 2010	433,745,489	$2,539,827

The total authorized number of ordinary shares is unlimited with no par value per share. All issued shares are fully paid.

Earnings Per Share
The following table identifies the components of basic and diluted earnings (loss) per share attributable to the Company ($000s except share and earnings (loss) per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Basic earnings (loss) per share attributable to equity holders of the company:
Basic net earnings (loss)	$46,743	$(52,404)	$71,944	$(83,884)

Weighted average number of ordinary shares in issue	432,469,124	432,212,512	432,382,186	432,166,007

Basic net earnings (loss) per share ($ per share)	$0.11	$(0.12)	$0.17	$(0.19)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Diluted earnings (loss) per share attributable to equity holders of the company:
Diluted net earnings (loss)	$46,743	$(52,404)	$71,944	$(83,884)

Weighted average number of ordinary shares in issue	432,469,124	432,212,512	432,382,186	432,166,007
Dilutive effective of stock options and share units	3,486,726	—	2,952,326	—

	435,955,850	432,212,512	435,334,512	432,166,007

Diluted net earnings (loss) per share ($ per share)	$0.11	$(0.12)	$0.17	$(0.19)

At June 30, 2010 and 2009, options to purchase 732,074 and 4,001,081 common shares, respectively, were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.
NOTE 19. STOCK-BASED COMPENSATION PLANS
In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”), which was approved by the Company’s shareholders on May 10, 2010. The EIP is designed to provide awards, as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Human Resources Committee at the time of grant. The maximum number of common shares issuable under the EIP is 16,000,000.
For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for Options and SARs is determined by the Human Resources Committee at the time of grant. Options and SARs have a maximum term of 10 years. No more than 8,000,000 common shares may be issued under the EIP pursuant to SARs granted on a stand alone basis.
With respect to any award made in the form of DSUs, RSUs or PSUs, the number of common shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000 common shares may be issued pursuant to DSUs and no more than 2,500,000 common shares may be issued pursuant to PSUs.
On March 12, 2010, an award of approximately $11.8 million was granted to participants under the EIP for 2010 performance. The Company issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan. This award is being accrued over the vesting periods.
In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. At June 30, 2010, there were 3,356,247 cash-settled SARs, 2,026,701 stock options, and 548,997 phantom shares outstanding under the LTIP. These awards are being accrued over the vesting period.
An award valued at approximately $10.6 million was earned by participants pursuant to the long-term incentive plan in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options as part of this award.

Share Appreciation Rights (SARs)
SARs provide the holder with the opportunity to receive either common shares or a cash payment equal to the fair market value of the Company’s common shares less the grant price. The grant price is set at the closing price of the Company’s common shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs. For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant. For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.
The grant date fair value of equity-settled SARs granted during the six months ended June 30, 2010 was $3.72 and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

2010

Risk-free interest rate	2.81%
Expected life	6.51 years
Expected volatility	60.99%
Expected dividend yield	2.77%
The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.
Restricted Share Units (RSUs)
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. As determined by the Human Resources Committee, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the NYSE on the date of grant. The weighted-average fair value of RSUs granted was $7.89 for the three and six months ended June 30, 2010.
Performance Share Units (PSUs)
PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Human Resources Committee. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that cliff vest in 5 years depends upon the Company’s performance over the performance period against pre-established performance goals.
Compensation expense related to each PSU grant is recognized over the performance period based upon the fair value of the Company’s common shares on the grant date and the number of units expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the NYSE on the date of grant. The weighted-average fair value of PSUs granted was $7.89 for the three and six months ended June 30, 2010.
Stock Options
As determined by the Human Resources Committee, the Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the date of grant.

There were no stock options granted under the EIP during the six months ended June 30, 2010. The grant date fair value of stock options granted under the long-term incentive plans during the six months ended June 30, 2009 was $1.59. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below.

2009

Risk-free interest rate	1.99%
Expected life	6.25 years
Expected volatility	62.95%
Expected dividend yield	3.10%
The summary of stock option activity is as follows ($000s):

	June 30, 2010		December 31, 2009
	Number of	Weighted Average	Number of	Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding at the beginning of the year	2,828,498	$5.79	1,307,036	$9.13
Granted	—	—	2,002,116	3.48
Exercised (a)	(271,206)	3.16	(108,590)	1.98
Forfeited	(292,357)	4.48	(372,064)	6.18

Outstanding at the end of the period	2,264,935	$6.28	2,828,498	$5.79

Options exercisable	1,031,520	$7.75	665,320	$7.57

(a)	The weighted-average exercise price of the Company’s stock at the date of exercise for stock options exercised during the six months ended June 30, 2010 and 2009 was $3.16 and $1.95, respectively.
The following table summarizes information about options outstanding at June 30, 2010:

		Weighted Average	Weighted
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable

$1.38 to $3.48	1,532,861	7.6	$3.19	513,274
$9.50 to $10.90	428,140	6.4	$10.53	350,121
$15.86	303,934	7.7	$15.86	168,125

	2,264,935			1,031,520

During the three and six months ended June 30, 2010, the compensation costs recognized by the Company for all equity-settled awards were $0.5 million and $1.3 million, respectively. During the three and six months ended June 30, 2009, the compensation costs recognized by the Company for all equity-settled awards were $1.9 million and $2.8 million, respectively. The Company recorded compensation expense of $8.8 million and $8.9 million, respectively, related to cash-settled awards for the three and six months ended June 30, 2010. The Company recorded compensation expense of $6.1 million and $3.3 million, respectively, related to cash-settled awards for the three and six months ended June 30, 2009.
At June 30, 2010, December 31, 2009 and January 1, 2009, the outstanding liability for share-based payment transactions included in Other non-current liabilities in the Company’s unaudited interim condensed consolidated balance sheets was $25.8 million, $21.7 million and $17.0 million, respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was $5.7 million, $1.5 million and $1.6 million as of June 30, 2010, December 31, 2009 and January 1, 2009, respectively.
NOTE 20. SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment.
Operational results and other financial data along with balance sheet data for the two business segments are presented below ($000s):

			Corp/
	Steel	Downstream	eliminations/
	Mills	products	other	Total

Statement of operations and other financial data:
For the three months ended June 30, 2010:
Revenue from external customers	$1,072,292	$255,181	$—	$1,327,473
Inter-company sales	161,131	—	(161,131)	—
Total sales	1,233,423	255,181	(161,131)	1,327,473
Operating income (loss)	83,388	(11,618)	(15,087)	56,683
Depreciation expense	39,892	3,987	2,823	46,702
Amortization expense	13,987	913	—	14,900
Capital expenditures	5,977	491	2,162	8,630

For the six months ended June 30, 2010:
Revenue from external customers	$2,012,040	$453,158	$—	$2,465,198
Inter-company sales	294,267	—	(294,267)	—
Total sales	2,306,307	453,158	(294,267)	2,465,198
Operating income (loss)	141,661	(19,819)	(17,549)	104,293
Depreciation expense	79,449	8,396	5,592	93,437
Amortization expense	27,973	1,585	—	29,558
Capital expenditures	14,793	1,000	3,026	18,819

For the three months ended June 30, 2009:
Revenue from external customers	$729,982	$305,982	$—	$1,035,964
Inter-company sales	128,401	—	(128,401)	—
Total sales	858,383	305,982	(128,401)	1,035,964
Operating (loss) income	(51,478)	18,400	(8,301)	(41,379)
Depreciation expense	45,845	4,524	2,395	52,764
Amortization expense	13,642	2,848	—	16,490
Capital expenditures	13,863	7,817	1,136	22,816

For the six months ended June 30, 2009:
Revenue from external customers	$1,450,859	$622,804	$—	$2,073,663
Inter-company sales	259,028	—	(259,028)	—
Total sales	1,709,887	622,804	(259,028)	2,073,663
Operating (loss) income	(103,408)	42,463	2,679	(58,266)
Depreciation expense	90,316	9,511	5,266	105,093
Amortization expense	27,302	5,796	—	33,098
Capital expenditures	47,146	9,219	2,735	59,100

Balance sheet data:
As of June 30, 2010:
Segment assets	$4,950,216	$678,252	$851,831	$6,480,299
Segment goodwill	1,783,351	178,300	—	1,961,651
Segment Intangibles	407,131	13,315	—	420,446

As of December 31, 2009:
Segment assets	$4,701,907	$637,978	$977,254	$6,317,139
Segment goodwill	1,783,798	178,300	—	1,962,098
Segment Intangibles	435,103	14,900	—	450,003

As of January 1, 2009:
Segment assets	$5,365,272	$887,552	$948,755	$7,201,579
Segment goodwill	1,778,729	178,300	—	1,957,029
Segment Intangibles	489,667	26,069	—	515,736

During the three and six months ended June 30, 2009, the Company recorded a $43.3 million non-cash pre-tax charge related to facility closure costs, of which $41.1 million was attributable to the steel mills segment and $2.2 million was attributable to the downstream segment. As part of these facility closure costs, the Company recognized an impairment related to the property, plant and equipment at these facilities of $30.7 million for the three and six months ended June 30, 2009 which was entirely related to the steel mills segment. See Note 22 for further discussion of the Facility closure costs incurred by the Company during the three and six months ended June 30, 2009.
The Company’s geographic information with revenues classified according to the geographical region where the products were shipped from is presented below ($000s):

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Net sales:
United States	$1,103,228	$899,821	$2,040,182	$1,788,376
Canada	224,245	136,143	425,016	285,287

Total	$1,327,473	$1,035,964	$2,465,198	$2,073,663

	June 30,	December 31,	January 1,
	2010	2009	2009
Property, plant and equipment:
United States	$1,275,443	$1,335,025	$1,533,064
Canada	265,812	285,827	268,407

Total	$1,541,255	$1,620,852	$1,801,471

The Company has not included disclosure of revenues by product because such information is not readily available on a consolidated basis.
NOTE 21. EXPENSES BY NATURE
The Company has presented its unaudited interim condensed consolidated statement of operations by function. The following table provides a summary of the Company’s expenses by nature ($000’s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Changes in inventories	$(103,675)	$199,414	$(258,817)	$419,369
Raw materials and operating supplies used	915,675	426,926	1,752,820	845,456
Compensation and benefits expense	208,697	178,363	384,470	359,077
Depreciation and amortization	61,602	69,254	122,995	138,191
Other expenses	189,353	161,216	362,439	325,268

Total Cost of sales and Selling, general and administrative expenses	$1,271,652	$1,035,173	$2,363,907	$2,087,361

NOTE 22. FACILITY CLOSURE COSTS
The Company recorded a $43.3 million pre-tax charge for the three and six months ended June 30, 2009 related to its plan to stop production at certain facilities during the third quarter of 2009. The charge is included in the facility closure costs line item of the Company’s unaudited interim condensed consolidated statements of operations and it impacts the Company’s mills and downstream segments. The pre-tax charge consisted primarily of charges to the write-down of property, plant and equipment of $30.7 million and certain equipment spares maintained in inventory of $3.2 million. The remaining charges consisted of employee severance costs for the affected employees of $2.8 million, and other facility closure expenses of $6.6 million. At June 30, 2009, a liability related to the Plan in the amount of $7.2 million was recorded by the Company and was included in the accrued salaries, wages and employee benefits line item of the Company’s unaudited interim condensed consolidated balance sheet.

GERDAU AMERISTEEL

Executive office
4221 W. Boy Scout Blvd. – Suite 600
Tampa, FL 33607
Phone: 813.286.8383

Investor relations
Phone: 813.319.4896
Fax: 813.207.2355
ir@gerdauameristeel.com

GERDAU GROUP

Executive office
Av. Farrapos, 1811
Bairro Floresta – Porto Alegre – RS – Brazil
CEP 90220-005
Phone: +55 (51) 3323.2000

Investor relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br
or inform@gerdau.com.br
www.gerdau.com.br/ri

TRANSFER AGENT

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone: 1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com

GERDAU AMERISTEEL™